Registration No. ___________


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM N-6


                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
              OF SECURITIES OF UNIT INVESTMENT TRUST REGISTERED ON
                                  FORM N-8B-2


        PRINCIPAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT


                                711 High Street
                             Des Moines, Iowa 50309
              (Address of Depositor's Principal Executive Offices)

                                 Sarah H. Pitts
                        Principal Life Insurance Company
                                711 High Street
                             Des Moines, Iowa 50309
                    (Name and Address of agent for service

--------------------------------------------------------------------------------
           Telephone Number, Including Area Code: (515) 247-5111
--------------------------------------------------------------------------------

                   Please send copies of all communications to

                                 J. SUMNER JONES
                                 Jones & Blouch
                       1025 Thomas Jefferson Street, N.W.
                            Washington, DC 20007-0805
                       ----------------------------------

Title and Amount of Securities: Principal Variable Universal Life Accumulator Policy. (Pursuant to Rule 24F-2 under the Investment Company Act of 1940, the Registrant elects to register an indefinite amount of securities being registered.)

Amount of Filing Fee:    No fee required.

Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

                       ----------------------------------

The Registrant hereby amends its Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                        PRINCIPAL LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT

                       Registration Statement on Form S-6
                              Cross Reference Sheet

    Items of
   Form N-8B-2               Captions in Prospectus

        1..............  Cover Page

        2..............  Cover Page

        3..............  Not Applicable

        4..............  Distribution of the Policy

        5..............  Principal Life Insurance Company Variable Life
                         Separate Account

        6(a)...........  Not Applicable

        6(b)...........  Not Applicable

        7..............  Not Required

        8..............  Not Required

        9..............  Legal Proceedings

        10(a)..........  Ownership, Beneficiary, Assignment

        10(b)..........  Calculation of Accumulated Value; Unit Values; Net
                         Investment Factor; Valuations in Connection with a Policy; Participating Policy

        10(c), 10(d)...  Summary (Transfers; Policy Loans; Loan Accounts;
                         Surrenders, Charges and Deductions; Death Benefits and Proceeds; Maturity Proceeds)

        10(e)..........  Summary (Premiums, Termination and Reinstatement);
                         Policy Termination and Reinstatement (Policy
                         Termination; Reinstatement)

        10(f)..........  Other Matters (Voting Rights)

        10(g)(1),
        10(g)(2),
        10(h)(1),
        10(h)(2).......  Principal Life Insurance Company Variable Life
                         Separate Account; General Provisions (Addition, Deletion or Substitution of Investments)

        10(g)(3),
        10(g)(4),
        10(h)(3),
        10(h)(4).......  Not Applicable

        10(i)..........  Principal Life Insurance Company Variable Life
                         Separate Account, The Policy (Policy Values); General Provisions (Addition, Deletion or Substitution of Investments); General Provisions (Optional Insurance Benefits); Federal Tax Matters

        11.............  Principal Life Insurance Company Variable Life
                         Separate Account; General Provisions (Addition, Deletion or Substitution of Investments)

        12(a)..........  Cover page

        12(b)..........  Not Applicable

        12(c)..........  Principal Life Insurance Company Variable Life
                         Separate Account; The Funds

        12(d)..........  Distribution of the Policy

        12(e)..........  Principal Life Insurance Company Variable Life
                         Separate Account

        13(a)..........  Principal Life Insurance Company Variable Life
                         Separate Account; Charges and Deductions

        13(b), 13(c),
        13(d), 13(e),
        13(f), 13(g)...  Summary (Charges and Deductions); Charges and
                         Deductions

        14.............  The Policy (To buy a Policy); Distribution of the
                         Policy

        15.............  Summary (Premiums); The Policy (Payment of Premiums;
                         Premium Limitations; Allocation of Premiums)

        16.............  Summary (The Policy); Principal Life Insurance Company
                         Variable Life Separate Account; The Policy (Policy Values); General Provisions (Addition, Deletion or Substitution of Investments)

        17(a), 17(b),
        17(c)..........  Captions referenced under Items 10(c), 10(d), 10(e), and 10(i) above

        18(a)..........  Summary (Policy Value); The Policy (Policy Values)

        18(b)..........  Summary (Policy Value); The Policy (Policy Values)

        18(c)..........  Summary (Policy Loans); The Policy (Policy Values;
                         Policy Loans; Loan Account)

        18(d)..........  Not Applicable

        19.............  Other Matters (Voting Rights; Statement of Values)

        20(a), 20(b)...  Principal Life Insurance Company Variable Life
                         Separate Account; General Provisions (Addition, Deletion or Substitution of Investments); Other Matters (Voting Rights)

        20(c), 20(d),
        20(e), 20(f)...  Not Applicable

        21(a), 21(b)...  Summary (Policy Loans); The Policy (Policy Values;
                         Policy Loans)

        21(c)..........  Summary (Policy Value; Policy Loans); The Policy
                         (Policy Values; Policy Loans)

        22.............  General Provisions (The Contract; Incontestability)

        23.............  Not Applicable

        24.............  Summary

        25.............  The Company

        26.............  Summary (Investment Account); The Policy (Investment
                         Account Transfers)

        27.............  The Company

        28.............  Officers and Directors of Principal Life
                         Insurance Company

        29.............  The Company

        30.............  Not Applicable

        31.............  Not Applicable

        32.............  Not Applicable

        33.............  Not Applicable

                  Principal Variable Universal Life Accumulator
                    Variable Universal Life Insurance Policy


The Principal Variable Universal Life Accumulator Policy (the "Policy") is issued by Principal Life Insurance Company (the "Company"). The Policy provides:
o a death benefit payable on the death of the insured; o policy loans; and o a net surrender value which may be accessed by a partial or total surrender of the Policy.

This prospectus provides information that you should know before buying a Policy. It is accompanied by a current prospectus for the underlying mutual funds that are available under the Policy. Please read these prospectuses carefully and keep them for future reference.

The investment options available under the Policy are:

Principal Variable Contracts Fund, Inc.
                                    AIM V.I. Growth Fund
  Asset Allocation Account          AIM V.I. Growth and Income Fund
  Balanced Account                  AIM V.I. Value Fund
  Bond Account                      American Century Variable Portfolios, Inc.
  Capital Value Account                  VP Income and Growth
  Equity Growth Account                  VP Ultra
  Government Securities Account     Dreyfus Investment Portfolios
  Growth Account                         Founders Discovery Portfolio
  International Account             Fidelity Variable Insurance Products Fund II
  International SmallCap Account         Contrafund(R)Portfolio
  LargeCap Growth Account           Fidelity Variable Insurance Products Fund
  LargeCap Stock Index Account           Equity-Income Portfolio
  MicroCap Account                       High Income Portfolio
  MidCap Account                    INVESCO VIF - Dynamics Fund
  MidCap Growth Account             INVESCO VIF - Health Sciences Fund
  MidCap Growth Equity Account      INVESCO VIF - Small Company Growth
  MidCap Value Account              INVESCO VIF - Technology Fund
  Money Market Account              Janus Aspen Series
  Real Estate Account                    Aggressive Growth Portfolio
  SmallCap Account                  Putnam Variable Trust
  SmallCap Growth Account                Global Asset Allocation Fund
  SmallCap Value Account                 Vista Fund
  Utilities Account                      Voyager Fund


As in the case of other life insurance policies, it may not be in your best interest to buy this Policy as a replacement for, or in addition to, existing insurance coverage.

This Policy is NOT:
o    a bank deposit
o    endorsed by a bank or government agency
o    federally insured
The Policy involves investment risk, including possible loss of principal.

You should be aware that the Securities and Exchange Commission ("SEC") has not reviewed the Policy for its investment merit, and does not guarantee that the information in this prospectus is accurate or complete. It is a criminal offense to say otherwise.

                   This prospectus is dated ________________.

                         TABLE OF CONTENTS

GLOSSARY........................................................................
SUMMARY.........................................................................
THE COMPANY.....................................................................
PRINCIPAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT.................
THE FUNDS.......................................................................
THE POLICY......................................................................
    To Buy a Policy.............................................................
    Payment of Premiums.........................................................
    Premium Limitations.........................................................
    Allocation of Premiums......................................................
    Ten Day Examination Offer...................................................
    Policy Values...............................................................
    Division Transfers..........................................................
    Fixed Account Transfers.....................................................
    Automatic Portfolio Rebalancing (APR).......................................
    Policy Loans................................................................
    Loan Account................................................................
    Surrenders..................................................................
DEATH BENEFITS AND RIGHTS.......................................................
    Death Proceeds..............................................................
    Death Benefit Options.......................................................
    Change in Death Benefit Option..............................................
    Adjustment Options..........................................................
CHARGES AND DEDUCTIONS..........................................................
Premium Expense Charge..........................................................
    Monthly Policy Charge.......................................................
    Cost of Insurance Charge....................................................
    Administration Charge.......................................................
    Asset Based Charge..........................................................
    Surrender Charge............................................................
    Other Charges...............................................................
    Special Provisions for Group or Sponsored Arrangements......................
THE FIXED ACCOUNT...............................................................
POLICY TERMINATION AND REINSTATEMENT............................................
    Policy Termination..........................................................
Reinstatement...................................................................
OTHER MATTERS...................................................................
    Voting Rights...............................................................
    Statement of Values.........................................................
    Services Available via the Internet and Telephone...........................
GENERAL PROVISIONS..............................................................
    The Contract................................................................
    Optional Insurance Benefits.................................................
    Misstatement of Age or Gender...............................................
    Assignment..................................................................
    Ownership...................................................................
    Beneficiary.................................................................
    Benefit Instructions........................................................
    Benefit Payment Options.....................................................
    Rights to Exchange Policy...................................................
    Non-Participating Policy....................................................
    Incontestability............................................................
    Suicide.....................................................................
    Delay of Payments...........................................................
    Market Timing Disclosure....................................................
    Addition, Deletion or Substitution of Investments...........................
OFFICERS AND DIRECTORS OF PRINCIPAL MANAGEMENT CORPORATION......................
EXECUTIVE OFFICERS OF PRINCIPAL LIFE INSURANCE COMPANY (OTHER THAN DIRECTORS)...
DIRECTORS OF PRINCIPAL LIFE INSURANCE COMPANY...................................
DISTRIBUTION OF THE POLICY......................................................
STATE REGULATION................................................................
FEDERAL TAX MATTERS.............................................................
Tax Status of the Company and the Separate Account..............................
    Charges for Taxes...........................................................
    Diversification Standards...................................................
    IRS Definition of Life Insurance............................................
    Modified Endowment Contract Status..........................................
    Policy Surrenders and Partial Surrenders....................................
    Policy Loans and Loan Interest..............................................
    Corporate Alternative Minimum Taxes.........................................
    Exchange or Assignment of Policies..........................................
    Withholding.................................................................
    Other Tax Issues............................................................
EMPLOYEE BENEFIT PLANS..........................................................
LEGAL OPINIONS..................................................................
LEGAL PROCEEDINGS...............................................................
REGISTRATION STATEMENT..........................................................
OTHER VARIABLE INSURANCE CONTRACTS..............................................
Reservation of Rights...........................................................
CUSTOMER INQUIRIES..............................................................
INDEPENDENT AUDITORS............................................................
FINANCIAL STATEMENTS............................................................
APPENDIX A SAMPLE ILLUSTRATIONS ................................................
APPENDIX B TARGET PREMIUMS......................................................

The Policy offered by this prospectus may not be available in all states. This prospectus is not an offer to sell, or solicitation of an offer to buy, the Policy in states in which the offer or solicitation may not be lawfully made. No person is authorized to give any information or to make any representation in connection with this Policy other than those contained in this prospectus.

GLOSSARY

adjustment - change to your Policy resulting from an increase or decrease in policy face amount or a change in: smoking status; death benefit option; rating or riders.

adjustment date - the monthly date on or next following the Company's approval of a requested adjustment.

attained age - the insured's age on the birthday on or preceding the last policy anniversary.

business day - any date that the New York Stock Exchange is open for trading and trading is not restricted.

division - a part of the Separate Account which invests in shares of a mutual fund.

effective date - the date on which all requirements for issuance of a Policy have been satisfied.

Fixed Account - that part of the dollar amount in the Policy that reflects value in the General Account of the Company.

General Account - assets of the Company other than those allocated to any of our Separate Accounts.

insured - the person named as the "insured" on the application for the Policy. The insured may or may not be the owner.

Loan Account - that part of the dollar amount in the Policy that reflects the value transferred from the division(s) and/or Fixed Account as collateral for a policy loan.

monthly  date - the day of the month  which is the same day as the policy  date.
Example: If the policy date is September 5, 2002, the first monthly date is October 5, 2002.

monthly policy charge - the amount subtracted from the policy value on each monthly date equal to the sum of the cost of insurance and of additional benefits provided by any rider plus the monthly administration charge and asset based charge in effect on the monthly date.

mutual fund - a registered open-end investment company, or a separate investment account or portfolio thereof, in which a division invests.

net policy value - the policy value minus any policy loans and unpaid loan interest.

net premium - the gross premium less the deductions for the premium expense charge. It is the amount of premium allocated to the divisions and/or Fixed Account.

net surrender value - surrender value minus any policy loans and unpaid loan interest.

notice - any form of communication received in our home office which provides the information we need which may be in writing or another manner which we approve in advance.

owner - the person, including joint owner, who owns all the rights and privileges of this Policy.

policy date - the date from which monthly dates, policy years and policy anniversaries are determined.

policy value - an amount equal to the Fixed Account value plus the division value(s) plus the Loan Account value.

policy year - the one-year period beginning on the policy date and ending one day before the policy anniversary and any subsequent one year period beginning on a policy anniversary.

     Example: If the policy date is September 5, 2002, the first policy year ends on September 4, 2003. The first policy anniversary falls on September 5, 2003.

premium expense charge - the charge deducted from premium payments to cover a sales charge, state and local premium taxes and federal taxes.

prorated basis - in the proportion that the value of a particular division or the Fixed Account bears to the total value of all divisions and the Fixed Account.

surrender value - policy value minus any surrender charge.

target premium - a premium amount which is used to determine any applicable surrender charge under a Policy. Target premiums are provided in Appendix B.

total face amount - policy face amount plus face amount of the supplemental benefit rider, if any.

unit - the accounting measure used to calculate the value of the divisions.

valuation date - each day the New York Stock Exchange ("NYSE") is open.

valuation period - the period begins at the close of normal trading on the NYSE, generally 4:00 p.m. E.T. on each valuation date and ends at the close of normal trading of the NYSE on the next valuation date.

written request - actual delivery to the Company at our office of a written notice or request, signed and dated, on a form we supply or approve.

          Your notices may be mailed to us at:

                      Principal Life Insurance Company
                      P O Box 9296
                      Des Moines, Iowa 50306-9296

SUMMARY
This prospectus describes a flexible variable universal life policy offered by the Company. This is a brief summary of the Policy's features. More detailed information follows later in this prospectus.

The Policy
The Policy is designed to provide you with:
o    insurance protection;
o    a death benefit payable at the death of the insured; and
o    flexibility in:
     o the amount and frequency of premium payments (subject to certain limitations); and o the amount of life insurance proceeds payable under the Policy.

You may allocate your net premium payments to divisions and/or the Fixed Account. All divisions may not be available in all states. A current list of divisions available in your state may be obtained from a sales representative or our home office.

Each division invests in shares of an underlying mutual fund. More detailed information about the underlying mutual funds may be found in the current prospectus for each underlying mutual fund.

The underlying mutual funds are NOT available to the general public directly. The underlying mutual funds are available only as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies and qualified plans. Some of the underlying mutual funds have been established by investment advisers that manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after publicly traded mutual funds, you should understand that the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and of any underlying mutual fund may differ substantially.

Division:                              the Division invests in:

                                       Principal Variable Contracts Fund, Inc.
Asset Allocation                           Asset Allocation Account
Balanced                                   Balanced Account
Bond                                       Bond Account
Capital Value                              Capital Value Account
Equity Growth                              Equity Growth Account
Government Securities                      Government Securities Account
Growth                                     Growth Account
International                              International Account
International SmallCap                     International SmallCap Account
LargeCap Growth                            LargeCap Growth Account
LargeCap Stock Index                       LargeCap Stock Index Account
MicroCap                                   MicroCap Account
MidCap                                     MidCap Account
MidCap Growth                              MidCap Growth Account
MidCap Growth Equity                       MidCap Growth Equity Account
MidCap Value                               MidCap Value Account
Money Market                               Money Market Account
Real Estate                                Real Estate Account
SmallCap                                   SmallCap Account
SmallCap Growth                            SmallCap Growth Account
SmallCap Value                             SmallCap Value Account
Utilities                                  Utilities Account
AIM V.I. Growth                        AIM V.I. Growth Fund
AIM V.I. Growth and Income             AIM V.I. Growth and Income Fund
AIM V.I. Value                         AIM V.I. Value Fund
American Century VP Income and Growth  American Century VP Income and
                                        Growth Fund - Investor Class Shares
American Century VP Ultra              American Century VP Ultra Fund -
                                        Investor Class Shares
                                       Dreyfus Investment Portfolios -
                                        Investor Class Shares
DIP Founders Discovery                     Founders Discovery Portfolio
                                       Fidelity Variable Insurance Products
                                        Fund II - Initial Class Shares
Fidelity VIP Contrafund                    Contrafund Portfolio
                                       Fidelity Variable Insurance Products
                                        Fund - Initial Class Shares
Fidelity VIP Equity-Income                 Equity-Income Portfolio
Fidelity VIP High Income                   High Income Portfolio
INVESCO VIF - Dynamics Fund            INVESCO VIF - Dynamics Fund -
                                           Investor Class Shares
INVESCO VIF - Health Sciences Fund     INVESCO VIF - Health Sciences Fund -
                                           Investor Class Shares
INVESCO VIF - Small Company Growth     INVESCO VIF - Small Company Growth -
                                           Investor Class Shares
INVESCO VIF - Technology Fund          INVESCO VIF - Technology Fund -
                                           Investor Class Shares
                                       Janus Aspen Series - Service Class Shares
Janus Aspen Aggressive Growth              Aggressive Growth Portfolio
Putnam VT Global Asset Allocation      Putnam VT Global Asset Allocation Fund -
                                           IB Class Shares
Putnam VT Vista                        Putnam VT Vista Fund - IB Class Shares
Putnam VT Voyager                      Putnam VT Voyager Fund - IB Class Shares

Premiums
The Company guarantees that the Policy will stay in force for the first five policy years if you have paid enough premium to meet the no lapse guarantee provision (see THE POLICY - Payment of Premiums).

Your initial net premium is allocated to the Money Market division at the end of the valuation date we receive the premium. Twenty-one days after the effective date of the Policy, the money is reallocated using your allocation instructions (see THE POLICY - Allocation of Premiums). Any subsequent net premiums are allocated to divisions and/or the Fixed Account.

Policy Value
Your Policy value is:
o    the value(s) of your division(s)
o    plus the value of your Fixed Account
o    plus the value of your Loan Account.

It is possible that the investment performance could cause a loss of the entire amount allocated to the divisions. Without additional premium payments or investments in the Fixed Account or a death benefit guarantee rider, this could result in no death benefit upon the insured's death.

Fixed Account
The Company guarantees that net premiums allocated to the Fixed Account earn interest at a guaranteed rate. In no event will the guaranteed interest rate be less than 3%, accrued daily, compounded annually.

Transfers
You may transfer amounts between the divisions and/or the Fixed Account.

Policy Loans
You may borrow against your policy value any time the Policy has a net surrender value. The minimum amount of a loan is $500.

Loan Account
When you take a policy loan, we establish a Loan Account. We charge interest on your policy loan. An amount equal to the amount of the policy loan is transferred to the Loan Account from your divisions and/or Fixed Account. The Loan Account earns interest.

Surrenders (total and partial)
Total Surrender
o    You may surrender your Policy and receive the net surrender value.
o We calculate the net surrender value as of the business day we receive your written request.
o A surrender charge is imposed on total surrenders within ten years of the policy date (another date may apply if the Policy has been reinstated or the policy face amount increased).

Partial Surrender

o After the first policy year, you may request a partial surrender of the net surrender value.
o    The minimum amount of partial surrender is $500.
o You may make up to two partial surrenders in a policy year the total of which may not be greater than 75% of the net surrender value (as of the date of the request for the first partial surrender in that policy year).
o The reduction in total face amount will be made as a last-in, first-out basis.

                             Charges and Deductions

Premium Expense Charge

Deductions from premiums during each of the first five years (and with respect to premiums made because of a policy face amount increase, during the first five years after the increase) equal:
o    sales charge of 3.0% of premiums paid
o    plus 2.20% for state and local taxes
o    plus 1.25% for federal taxes.

Deductions after the first five policy years (and after five years of a policy face amount increase) include:
o    2.20% for state and local taxes
o    plus 1.25% for federal taxes.

Surrender Charges

A surrender charge is imposed on policy termination or total surrender during the first ten policy years. A policy face amount increase has its own surrender charge period that begins on the adjustment date. (see CHARGES AND DEDUCTIONS - Surrender Charge).

Surrender Charge Percentage

The surrender charge is (a) plus (b) multiplied by ( c) where:
(a) is the deferred administrative charge of $3 per $1,000 of policy face amount (but no more than $1,500 per Policy);
(b) is the deferred sales charge of 47.25% times premiums paid (up to a maximum of two target premiums) (see CHARGES AND DEDUCTIONS - Surrender Charge); and
(c)  is the applicable surrender charge percentage shown below:

                Surrender Charge Percentage Table

     Number of years                   The following percentage
 since Policy date and/or                 of surrender charge
    the adjustment date                        is payable

        1 through 5                             100.00%
             6                                   95.24
             7                                   85.71
             8                                   71.43
             9                                   52.38
            10                                   28.57
       11 and later                              00.00

Monthly Policy Charges
o    Administration charge:
      o The current monthly administrative charge is $25.00 per month during the first policy year.
      o After the first policy year, the administrative charge is $10.00 per month.
o    Cost of insurance charge.
o    Asset based charge:
     o in the first ten policy years, 0.70% of your value(s) in the division(s) and Fixed Account per year;
     o after the tenth policy year, 0.20% of your value(s) in the division(s) and Fixed Account per year.
o    Optional benefit rider(s) charge(s).

Other Charges
o Investment management fees and other operating expenses for the mutual fund underlying a division.
o Policy loan interest of 5.50% annually in policy years 1-10 and 3.8% annually after policy year 10.

Underlying Mutual Fund Expense

The annual expenses of Underlying Mutual Funds (as a percentage of average net assets) as of December 31, 2000 were:

                                                     Management       12b-1          Other               Total Expenses
       Underlying Mutual Funds                          Fees          Fees         Expenses            After Reimbursement
Principal Variable Contracts Fund
     Asset Allocation Account                          0.80%           N/A            0.04%                    0.84%
     Balanced Account                                  0.58            N/A            0.02                     0.60
     Bond Account                                      0.49            N/A            0.02                     0.51
     Capital Value Account                             0.59            N/A            0.01                     0.60
     Equity Growth Account                             0.72            N/A            0.01                     0.73
     Government Securities Account                     0.49            N/A            0.02                     0.51
     Growth Account                                    0.59            N/A            0.01                     0.60
     International Account                             0.85            N/A            0.05                     0.90
     International SmallCap Account                    1.20            N/A            0.24                     1.44
     LargeCap Growth Account                           1.05            N/A            0.15                     1.20(1)(2)
     LargeCap Stock Index Account                      0.29            N/A            0.11                     0.40(1)(2)
     MicroCap Account                                  0.86            N/A            0.20                     1.06(1)
     MidCap Account                                    0.60            N/A            0.02                     0.62
     MidCap Growth Account                             0.85            N/A            0.11                     0.96(1)
     MidCap Growth Equity Account                      0.75            N/A            0.34                     1.09(1)(2)
     MidCap Value Account                              0.96            N/A            0.24                     1.20(1)
     Money Market Account                              0.50            N/A            0.02                     0.52
     Real Estate Account                               0.90            N/A            0.09                     0.99
     SmallCap Account                                  0.85            N/A            0.05                     0.90
     SmallCap Growth Account                           1.00            N/A            0.02                     1.02
     SmallCap Value Account                            0.92            N/A            0.24                     1.16(1)
     Utilities Account                                 0.60            N/A            0.03                     0.63

AIM V.I. Growth Fund                                   0.61            N/A            0.22                     0.83
AIM V.I. Growth and Income Fund                        0.60            N/A            0.24                     0.84
AIM V.I. Value Fund                                    0.61            N/A            0.23                     0.84

American Century Variable Portfolios, Inc.
     VP Income and Growth Fund                         0.70            N/A            0.00                     0.70
     VP Ultra Fund                                     1.00(3)         N/A            0.00                     1.00

Dreyfus Investment Portfolios
     Founders Discovery Portfolio                      0.90          0.25(4)          0.63                     1.50(5)

Fidelity Variable Insurance Fund II
     Fidelity Contrafund                               0.57            N/A            0.09                     0.66(6)
Fidelity Variable Insurance Fund
     Fidelity Equity-Income                            0.48            N/A            0.08                     0.56(6)
     Fidelity High Income                              0.58            N/A            0.10                     0.68(6)

INVESCO VIF - Dynamics Fund                            1.21          0.25(4)          0.00                     1.26
INVESCO VIF - Health Sciences Fund                     1.23          0.25(4)          0.00                     1.48
INVESCO VIF - Small Company Growth                     1.45          0.25(4)          0.00                     1.70
INVESCO VIF - Technology Fund                          1.06          0.25(4)          0.00                     1.31

Janus Aspen Series
     Aggressive Growth                                 0.65%(7)      0.25%(4)         0.02%                    0.92%

Putnam Variable Trust
     Putnam VT Global Asset Allocation Fund            0.65          0.15(4)          0.12                     0.92
     Putnam VT Vista Fund                              0.65          0.15(4)          0.10                     0.90
     Putnam VT Voyager Fund                            0.53          0.15(4)          0.04                     0.72

(1) Principal Management Corporation voluntarily agreed to waive a portion of its fee. Without the waiver, the total annual expenses through December 31, 2000 would have been:

                                                     Management       12b-1          Other               Total Expenses
             Underlying Mutual Fund                     Fees          Fees         Expenses            Without Reimbursement

LargeCap Growth Account                                 1.10%          N/A             0.15%                   1.25%
LargeCap Stock Index                                    0.35           N/A             0.11                    0.46
MicroCap                                                1.00           N/A             0.20                    1.20
MidCap Growth                                           0.90           N/A             0.11                    1.01
MidCap Growth Equity                                    1.00           N/A             0.34                    1.34
MidCap Value                                            1.05           N/A             0.24                    1.29
SmallCap Value                                          1.10           N/A             0.24                    1.34

(2) Principal Management Corporation has voluntarily agreed to reimburse the total annual expenses through April 30, 2002 so that they will not exceed:

                  LargeCap Growth                    1.20%
                  LargeCap Stock Index               0.40%
                  MidCap Growth Equity               1.10%

(3) The fund has a stepped fee schedule. As a result, the management fee will decrease as the assets increase, VP Ultra 1.00% of first $20 billion 0.95% over $20 billion.

(4) The Company and Princor Financial Services Corporation may receive a portion of the underlying fund expenses for recordkeeping, marketing and distribution services.

(5) The Dreyfus Corporation has agreed, until December 31, 2001, to waive receipt of a portion of its fees. Without the waiver, the fee would be 1.78%.

(6) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. See the accompanying fund prospectus for details.

(7) Annual expenses are based upon expenses for the fiscal year ended December 31, 2000, restated to reflect a reduction in the management fee for the Janus Aspen Aggressive Growth Portfolio.


Death Benefits and Proceeds
The death proceeds are paid to the beneficiary(ies) when the insured dies. Death proceeds are calculated as of the date of death of the insured. The amount of the death proceeds is:
o    the death benefit plus interest (as explained in DEATH  BENEFITS AND RIGHTS
     - Death Proceeds);
o    plus proceeds from any benefit riders on the life of the insured;
o    minus policy loans and unpaid loan interest;
o    minus any overdue monthly policy charges.

The Policy provides for three death benefit options. You choose an option on your application. Subject to certain conditions, you may change your option after the Policy has been issued.

Death proceeds are paid in cash or applied under a benefit payment option. We pay interest on the death proceeds from the date of death of the insured until the date of payment or application under a benefit payment option.

Maturity Proceeds
If the insured is living on the maturity date, we will pay you (the owner) an amount equal to the net surrender value. The Policy then terminates. Maturity proceeds are paid in cash lump sum or applied under a benefit payment option.

Adjustment Options
You may send us a written request to increase or decrease the policy face amount. No request is approved if the Policy is in a grace period or if monthly policy charges are being waived under a rider.

The minimum amount of an increase is $50,000 and is subject to our underwriting guidelines in effect at the time you request the increase.

You may only request a decrease in policy face amount:
o    after the first policy anniversary; and
o    if the request does not decrease the policy face amount below $100,000.

Termination and Reinstatement
The Policy terminates when:
o    you make a total policy surrender;
o    death proceeds are paid;
o    maturity proceeds are paid; or
o you do not make additional premium payments (after the expiration of a 61-day grace period).

Subject to certain conditions, you may reinstate a Policy that terminated because of insufficient values.

Ten Day Examination Offer (Free-look Provision)
o You may return the Policy during the free-look period that is generally 10 days but may be longer in certain states.
o We return either all premiums paid or the policy value, whichever is required by applicable state law.

THE COMPANY
The Company is a stock life insurance company with its home office at: Principal Financial Group, Des Moines, Iowa 50306. It is authorized to transact life and annuity business in all of the United States and the District of Columbia. The Company is a wholly owned subsidiary of Principal Financial Services, Inc.

On June 24, 1879, the Company was incorporated under Iowa law as a mutual life insurance company named Bankers Life Association. It changed its name to Bankers Life Company in 1911 and then to Principal Mutual Life Insurance Company in 1986. The name change to Principal Life Insurance Company and reorganization into a mutual holding company structure took place July 1, 1998.

PRINCIPAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT
The Separate Account was established under Iowa law on November 2, 1987. It was then registered as a unit investment trust with the Securities and Exchange Commission ("SEC"). This registration does not involve SEC supervision of the investments or investment policies of the Separate Account.

The income, gains, and losses, whether or not realized, of the Separate Account are credited to or charged against the Separate Account without regard to other income, gains, or losses of the Company. Obligations arising from the Policy, including the promise to make benefit option payments, are our general corporate obligations. However, the Policy provides that the portion of the Separate Account's assets equal to the reserves and other liabilities under the Policy are not charged with any liabilities arising out of any other business of the Company.

The assets of each division invest in a corresponding underlying mutual fund. New divisions may be added and made available. Divisions may also be eliminated from the Separate Account following SEC approval.

THE FUNDS
The funds are mutual funds registered under the Investment Company Act of 1940 as open-end diversified management investment companies. The funds provide the investment vehicles for the divisions. A full description of the funds, their investment objectives, policies and restrictions, charges and expenses and other operational information is contained in the attached prospectuses (which should be read carefully before investing). Additional copies of these documents are available from a sales representative or our home office.

The following is a brief summary of the investment objectives of each division:

                           Asset Allocation Division

            Invests in:    Principal Variable Contracts Fund - Asset Allocation Account
    Investment Advisor:    Morgan Stanley Asset Management through a sub-advisory agreement
  Investment Objective:    to generate a total investment return consistent with the preservation of capital. The Account intends to pursue a flexible investment policy in seeking to achieve this investment objective.

                           Balanced Division

              Invests in:  Principal Variable Contracts Fund - Balanced Account
      Investment Advisor:  (equity securities portion) Invista Capital Management, LLC through a sub-advisory agreement
                           (fixed-income securities portion) Principal Capital Income Investors, LLC through a sub-advisory agreement
    Investment Objective:  to generate a total return consisting of current income and capital appreciation while assuming reasonable risks in furtherance of this objective.

                           Bond Division

              Invests in:  Principal Variable Contracts Fund - Bond Account
      Investment Advisor:  Principal Management Corporation
    Investment Objective:  to provide as high a level of income as is consistent with preservation of capital and prudent investment risk.


                           Capital Value Division

              Invests in:  Principal Variable Contracts Fund - Capital Value Account
      Investment Advisor:  Invista Capital Management, LLC through a sub-advisory agreement
    Investment Objective:  to provide long-term capital of appreciation and secondarily growth investment income. The Account seeks to achieve its investment  objectives through the purchase primarily of common stocks, but the Account may invest in other securities.

                           Equity Growth Division

              Invests in:  Principal Variable Contracts Fund - Equity Growth Account
      Investment Advisor:  Morgan Stanley Asset Management through a sub-advisory agreement
    Investment Objective:  to provide long-term capital appreciation by investing primarily in growth-oriented common stocks of medium and large capitalization U.S. corporations and, to a limited extent, foreign corporations.

                           Government Securities Division

              Invests in:  Principal Variable Contracts Fund - Government Securities Account
      Investment Advisor:  Principal Capital Income Investors, LLC through a sub-advisory agreement
    Investment Objective:  to seek a high level of current income, liquidity and safety of principal. The Account seeks to achieve its objective through the purchase of obligations issued or guaranteed by the United States Government or its agencies. Account shares are not guaranteed by the United States Government.

                           Growth Division

              Invests in:  Principal Variable Contracts Fund - Growth Account
      Investment Advisor:  Invista Capital Management, LLC through a sub-advisory agreement
    Investment Objective:  to seek growth of capital. The Account seeks to achieve its objective through the purchase primarily of common stocks, but the Account may invest in other securities.

                           International Division

              Invests in:  Principal Variable Contracts Fund - International Account
      Investment Advisor:  Invista Capital Management, LLC through a sub-advisory agreement
    Investment Objective:  to seek long-term growth of capital by investing in a portfolio of equity securities domiciled in any of the nations of the world.

                           International SmallCap Division

             Invests in:   Principal Variable Contracts Fund - International SmallCap Account
    Investment Advisor:    Invista Capital Management,  LLC through a sub-advisory agreement
    Investment Objective:  to seek long-term growth of capital. The Account will attempt to achieve its objective by investing primarily in equity securities of non-United States companies with comparatively smaller market capitalizations.

                           LargeCap Growth Division

             Invests in:   Principal Variable Contracts Fund - LargeCap Growth Account
    Investment Advisor:    Janus Capital Corporation through a sub-advisory agreement
    Investment Objective:  seeks long-term growth of capital by investing primarily in equity securities of growth companies with market capitalization of greater than $10 billion.

                           LargeCap Stock Index Division

             Invests in:   Principal Variable Contracts Fund - LargeCap Stock Index Account
    Investment Advisor:    Invista Capital Management, LLC through a sub-advisory agreement
    Investment Objective:  to seek long-term growth of capital. The Account attempts to mirror the investment results of the
                           Standard & Poor's 500 Index.

                           MicroCap Division

             Invests in:   Principal Variable Contracts Fund - MicroCap Account
    Investment Advisor:    Goldman Sachs Asset Management through a sub-advisory agreement
    Investment Objective:  to seek long-term growth of capital. The Account will attempt to achieve its objective by investing primarily in value and growth oriented companies with small market capitalizations, generally less than
                           $700 million.

                           MidCap Division

             Invests in:   Principal Variable Contracts Fund - MidCap Account
      Investment Advisor:  Invista Capital Management, LLC through a sub-advisory agreement
    Investment Objective:  to achieve capital appreciation by investing primarily in securities of emerging and other growth-oriented companies.

                           MidCap Growth Division

             Invests in:   Principal Variable Contracts Fund - MidCap Growth Account
    Investment Advisor:    Dreyfus Corporation through a sub-advisory agreement
    Investment Objective:  to seek long-term growth of capital. The Account will attempt to achieve its objective by investing primarily in growth stocks of medium market capitalization companies.

                           MidCap Growth Equity Division

             Invests in:   Principal Variable Contracts Fund - MidCap Growth Equity Account
    Investment Advisor:    Turner Investment Partners, Inc. through a sub-advisory agreement
    Investment Objective:  seeks to achieve long-term growth of capital by investing primarily in medium capitalization U.S.
                           companies with strong earnings growth potential.

                           MidCap Value Division

             Invests in:   Principal Variable Contracts Fund - MidCap Value Account
    Investment Advisor:    Neuberger Berman Management, Inc. through a sub-advisory agreement.
    Investment Objective:  seeks long-term growth of capital by  investing primarily in equity securities of companies with value characteristics and market capitalizations in the $1 billion to $10 billion range.

                           Money Market Division

             Invests in:   Principal Variable Contracts Fund - Money Market Account
    Investment Advisor:    Principal Management Corporation
    Investment             Objective: to seek as high a level of current income
                           available from short-term securities as is considered
                           consistent with preservation of principal and
                           maintenance of liquidity by investing all of its
                           assets in a portfolio of money market instruments.

                           Real Estate Division

              Invests in:  Principal Variable Contracts Fund - Real Estate Account
      Investment Advisor:  Principal Management Corporation
    Investment Objective:  to seek to generate a high total return. The Account will attempt to achieve its  objective by investing primarily in equity securities of companies principally engaged in the real estate industry.

                           SmallCap Division

              Invests in:  Principal Variable Contracts Fund - SmallCap Account
      Investment Advisor:  Invista Capital Management, LLC through a sub-advisory agreement
    Investment Objective:  to seek long-term growth of capital. The Account will attempt to achieve its  objective by investing primarily in equity securities of both growth and value oriented companies with comparatively smaller market capitalizations.

                           SmallCap Growth Division

              Invests in:  Principal Variable Contracts Fund - SmallCap Growth Account
      Investment Advisor:  Berger LLC through a sub-advisory agreement
    Investment Objective:  to seek long-term growth of capital.  The Account will attempt to achieve its objective by investing primarily in equity securities of growth companies with comparatively smaller market capitalizations.

                           SmallCap Value Division

              Invests in:  Principal Variable Contracts Fund - SmallCap Value Account
      Investment Advisor:  J.P. Morgan Investment Management, Inc. through a sub-advisory agreement
    Investment Objective:  to seek long-term growth of capital by investing primarily in equity securities of small companies with value characteristics and comparatively smaller market capitalizations.

                           Utilities Division

              Invests in:  Principal Variable Contracts Fund - Utilities Account
      Investment Advisor:  Invista Capital Management, LLC through a sub-advisory agreement
    Investment Objective:  to seek to provide  current  income and long-term  growth of income and capital by investing primarily in equity and fixed- income securities of companies in the public utilities industry.

                           AIM V.I. Growth Division

              Invests in:  AIM V.I. Growth Fund
      Investment Advisor:  A I M Advisors, Inc.
    Investment Objective:  seeks growth of capital.

                           AIM V.I. Growth and Income Division

              Invests in:  AIM V.I. Growth and Income Fund
      Investment Advisor:  A I M Advisors, Inc.
    Investment Objective:  seeks growth of capital with a secondary objective of current income.

                           AIM V.I. Value Division

              Invests in:  AIM V.I. Value Fund
      Investment Advisor:  A I M Advisors, Inc.
    Investment Objective:  seeks long-term growth of capital.  Income is a secondary objective.

                           American Century VP Income and Growth Division

              Invests in:  American Century Variable Portfolios, Inc. VP Income and Growth
      Investment Advisor:  American Century Investment Management, Inc.
    Investment Objective:  seeks dividend growth,  current income and  appreciation. The account will seek to achieve its investment objective by investing in common stocks.

                           American Century VP Ultra Division

              Invests in:  American Century Variable Portfolios, Inc. VP Ultra
      Investment Advisor:  American Century Investment Management, Inc.
    Investment Objective:  seeks long-term capital growth.

                           DIP Founders Discovery Division

              Invests in:  Dreyfus Investment Portfolios Founders Discovery Portfolio
      Investment Advisor:  Founders Asset Management LLC through a sub-advisory agreement
    Investment Objective:  seeks capital appreciation. To pursue this goal, the portfolio invests primarily in equity securities of small, U.S. based companies which are characterized as "growth" companies.

                           Fidelity VIP Contrafund Division

              Invests in:  Fidelity VIP II Contrafund Portfolio
      Investment Advisor:  Fidelity Management and Research Company
    Investment Objective:  to seek long-term capital appreciation.

                           Fidelity VIP Equity-Income Division

              Invests in:  Fidelity VIP Equity-Income Portfolio
      Investment Advisor:  Fidelity Management and Research Company
    Investment Objective:  to seek reasonable income by investing primarily in income-producing equity securities.

                           Fidelity VIP High Income Division

              Invests in:  Fidelity VIP High Income Portfolio
      Investment Advisor:  Fidelity Management and Research Company
    Investment Objective:  to seek a high level of current income by investing primarily in high yielding, lower quality, fixed income securities, while also considering growth of capital.

                           INVESCO VIF - Dynamics Division

              Invests in:  INVESCO VIF - Dynamics Fund
      Investment Advisor:  INVESCO Funds Group
    Investment Objective:  seeks long-term capital growth.

                           INVESCO VIF - Health Sciences Division

              Invests in:  INVESCO VIF - Health Sciences Fund
      Investment Advisor:  INVESCO Funds Group
    Investment Objective:  seeks long-term capital growth.

                           INVESCO VIF - Small Company Growth Division

              Invests in:  INVESCO VIF - Small Company Growth Fund
      Investment Advisor:  INVESCO Funds Group
    Investment Objective:  seeks long-term capital growth.

                           INVESCO VIF - Technology Division

              Invests in:  INVESCO VIF - Technology Fund
      Investment Advisor:  INVESCO Funds Group
    Investment Objective:  seeks long-term capital growth.

                           Janus Aspen Aggressive Growth Division

              Invests in:  Janus Aspen Series Aggressive Growth Portfolio
      Investment Advisor:  Janus Capital Corporation
    Investment Objective:  seeks long-term growth of capital. It pursues its objective by investing primarily in common stocks selected for their growth potential, and normally invests at least 50% of its equity assets in medium-sized companies.

                           Putnam VT Global Asset Allocation Division

              Invests in:  Putnam VT Global Asset Allocation Fund
      Investment Advisor:  Putnam Investment Management, Inc.
    Investment Objective:  to seek a high level of long-term total return consistent with preservation of capital.

                           Putnam VT Vista Division

              Invests in:  Putnam VT Vista Fund
      Investment Advisor:  Putnam Investment Management, Inc.
    Investment Objective:  to seek capital appreciation.

                           Putnam VT Voyager Division

              Invests in:  Putnam VT Voyager Fund
      Investment Advisor:  Putnam Investment Management, Inc.
    Investment Objective:  to seek capital appreciation.


An Investment Advisor agrees to provide investment advisory services for a specific underlying Mutual Fund or underlying Mutual Fund Account. For these services, the Investment Advisor is paid a fee.

The Company purchases and sells fund shares for the Separate Account at their net asset value without any sales or redemption charge. The Separate Account has divisions that correspond to interests in the underlying mutual funds. The assets of each division are separate from the others. A division's performance has no effect on the investment performance of any other division.

THE POLICY
The descriptions that follow are based on provisions of the Policy offered by this prospectus.

To Buy a Policy
A completed application and required supplements must be submitted to us through an agent or broker selling the Policy.

The minimum policy face amount when the Policy is originally issued is $100,000. We reserve the right to increase or decrease the minimum policy face amount.

To issue a Policy, we require that the insured be age 85 or younger as of the policy date. Other underwriting restrictions may apply.

An applicant for the Policy must:
o    furnish satisfactory evidence of insurability of the insured; and
o    meet our insurance underwriting guidelines and suitability rules.

If you want insurance coverage to start at the time the application is submitted, you must send a payment with your completed application. The amount is shown on the policy illustration. If this amount is submitted with the application, a conditional receipt is given to you. The receipt acknowledges the initial payment and details any interim conditional insurance coverage.

We reserve the right to reject any application or related premium if we determine that our underwriting guidelines, suitability rules or procedures have not been met.

Policy Date

If we issue a Policy, a policy date is determined. Policies will not be dated on the 29th, 30th or 31st of any month. Policies that would otherwise be dated on these dates are dated on the 28th of the same month. Policies that are issued on a COD basis and that would otherwise be dated on the 29th, 30th or 31st of a month will be dated on the first day of the following month. Your policy date is shown on the current data pages.

Upon specific request and our approval, your Policy may be backdated. The policy date may not be more than six months prior to the date of application (or shorter period if required by state law). Payment of at least the monthly policy charges is required for the backdated period. Monthly policy charges are deducted from the policy value for the backdated period.

Effective Date

The Policy date and the effective date are the same unless:
o    a backdated Policy date is requested; or
o a Policy is applied for on a COD basis (the effective date is the date we received at least the monthly policy charge); or
o application amendments are required (the effective date is the date we receive, review and accept amendments).

The insurance coverage does not take effect until you actually receive the Policy. If the insured was to die before the owner actually receives the Policy, there is no coverage under the Policy (coverage is determined solely under the terms of conditional receipt, if any).

Payment of Premiums
The amount and frequency of your premium payments affects the policy value, the net surrender value and how long the Policy remains in force. After the initial premium, you may determine the amount and timing of subsequent premium payments within certain restrictions. The no lapse guarantee premium is shown on the current data pages for your Policy. You must pay premiums to us at our home office.

If the net surrender value on any monthly date is less than the monthly policy charge, a 61-day grace period begins. However, during the first 60 policy months, the Policy will stay in force if (a minus b) is greater than or equal to
(c) where:

(a)  is the sum of the premiums paid;
(b) is the sum of all existing policy loans, unpaid loan interest, partial surrenders; and
(c) is the sum of the no lapse guarantee monthly premiums since the policy date to the most recent monthly date.

After the first 60 policy months, making premium payments under your planned periodic premium schedule does not guarantee that your Policy will stay in force unless:
o your Policy's net surrender value is at least equal to the monthly policy charge on the current monthly date; or
o    the death benefit guarantee rider is in effect.

Preauthorized withdrawals may be set up on a monthly basis (to allow us to automatically deduct premium payments from your checking or other financial institution account). We send premium reminder notices to you if you establish an annual, semiannual or quarterly premium payment schedule. You may also make unscheduled payments to us at our home office or by payroll deduction (where permitted by state law and approved by us).

Premium Limitations
In no event may the total of all premiums paid, both scheduled and unscheduled, be more than the current maximum premium payments allowed for life insurance under the Internal Revenue Code (the "Code"). If you make a premium payment that would result in total premiums exceeding the current maximum limitation, we only accept that portion of the payment that makes total premiums equal the maximum. Any excess will be returned and no further premiums are accepted until allowed by the current maximum premium limitations.

Allocation of Premiums
Your initial net premium (and other net premiums we receive prior to the effective date and twenty days after the effective date) is allocated to the Money Market division at the end of the valuation date we receive the premium. Twenty-one days after the effective date, the money is reallocated to the divisions and/or to the Fixed Account according to your instructions. Generally, the twenty day period corresponds to the maximum free-look period (except for policies purchased in California by applicants over age 60) (see, Ten Day Examination Offer (Free-Look Provision)). If the twenty-first day is not a business day, the transfer will occur on the first business day following the twenty-first day from the effective date.

         Example: The effective date of your Policy is February 1st. Your net premium is allocated to the Money Market division at the end of the valuation period we receive the premium. At the close of business on February 21st, the net premium is reallocated to the division and/or Fixed Account that you selected.

Net premium payments received after the twenty-day period are allocated to the divisions or to the Fixed Account according to your instructions. For each division and the Fixed Account, the allocation percentage must be zero or a whole number. The total of all the percentages for the divisions and the Fixed Account must equal 100. The percentage allocation for future premium payments may be changed, without charge, at any time by:
o    sending a written request to us;
o    if telephone privileges apply, calling us at 1-800-247-9988; or
o    if internet privileges apply visiting www.principal.com.

The allocation changes are effective at the end of the valuation period in which your new instructions are received.

Ten Day Examination Offer (Free-Look Provision)
Under state law, you have the right to return the Policy for any reason during the free-look period and receive your premiums paid. (If you apply for your Policy in California, the amount refunded is described below.) Your request to return the Policy must be in writing. The request and the Policy must be mailed to us or returned to the agent no later (as determined by the postmark) than the last day of the free-look period as shown below.

The free-look period is the later of:
o    10 days* after the Policy is delivered to you;
o 10 days* after a written notice is delivered or mailed to you which tells about the cancellation right; or
o    45 days after you complete the application.

     *    Different  free-look  periods  apply if your  Policy is  issued  in:
          o    California and you are age 60 and over (30 day free-look period);
          o    Colorado (15 day free-look period); or
          o    Idaho or North Dakota (20 day free-look period).

If you applied for your Policy in California, the amount refunded is:
o the policy value as of the date we receive your written request for cancellation;
o    plus the premium expense charge(s) deducted from the premium;
o    plus the monthly policy charge(s) deducted from the policy value.

NOTE:
o    See GENERAL PROVISIONS - Delay of Payments.
o If the purchase of this Policy is a replacement for another life insurance policy or an annuity contract, different free-look periods may apply. We reserve the right to keep the initial premium payment in the Money Market division longer than 20 days to correspond to the free-look periods of a particular state's replacement requirements.

Policy Values
Your policy value is equal to the sum of the values in your divisions, Fixed Account and Loan Account (see THE FIXED ACCOUNT and THE POLICY - Loan Account). The policy value also reflects your premium payments, partial surrenders, policy loans and the policy expenses deducted from the divisions and the Fixed Account.

There is no guaranteed minimum division value. Its value reflects the investment experience of the division that you choose. It is possible that the investment performance could cause a loss of the entire amount allocated to the divisions. Without additional premium payments or investments in the Fixed Account or a death benefit guarantee rider, this could result in no death benefit upon the insured's death.

At the end of any valuation period, your value in a division is:
o    the number of units you have in the division
o    multiplied by the value of a unit in the division.

The number of units is the total of units purchased by allocations to the division from:

o    your initial premium payment (less premium expense charges);
o    plus subsequent premium payments (less premium expense charges);
o plus transfers from another division or the Fixed Account minus units sold:
o    for partial surrenders from the division;
o as part of a transfer to another division, the Fixed Account or the Loan Account; and
o    to pay monthly policy charges.

Unit values are calculated each valuation date. To calculate the unit value of a division, the unit value from the previous valuation date is multiplied by the division's net investment factor for the current valuation period. The number of units does not change due to a change in unit value.

The net investment factor measures the performance of each division. The net investment factor for a valuation period is calculated as follows:

[{the share price of the underlying mutual fund account at the end of the valuation period before that day's transactions plus
the per share amount of the dividend (or other distribution) made by the mutual fund account during the valuation period}
                                   divided by
the share price of the underlying mutual fund account at the end of the previous valuation period after that day's transactions].

When an investment owned by an underlying mutual fund pays a dividend, the dividend increases the net asset value of a share of the underlying mutual fund as of the date the dividend is recorded. As the net asset value of a share of an underlying mutual fund increases, the unit value of the corresponding division also reflects an increase. Payment of a dividend under these circumstances does not increase the number of units you own in the division.

Division Transfers
You may request an unscheduled transfer or set up a periodic transfer by:
o    sending us a written request;
o    calling us if telephone privileges apply (1-800-247-9988); or
o    visiting www.principal.com (if internet privileges apply).

You must specify the dollar amount or percentage to transfer from each division. The transfer is made, and the values determined as of the end of the valuation period in which we receive your request. In states where allowed, we reserve the right to reject transfer instructions from someone providing them for multiple Policies for which he or she is not the owner.

You may not make a transfer to the Fixed Account if:
o a transfer has been made from the Fixed Account to a division within six months; or
o immediately after the transfer, the Fixed Account value would be more than $1,000,000 (without our prior approval).

Unscheduled Transfers

You may make unscheduled transfers from a division to another division or to the Fixed Account. The minimum transfer amount is the lesser of $100 or the value of your division.

Scheduled Transfers (dollar cost averaging (DCA))

You may elect to have automatic transfers made on a periodic basis without an additional charge.

o    The amount of the transfer is:
     o the dollar amount you select (the minimum is the lesser of $100 or the value of the division); or
     o a percentage of the division value as of the date you specify (other than the 29th, 30th or 31st).
o You select the transfer date (other than the 29th, 30th or 31st) and the transfer frequency (annually, semi-annually, quarterly or monthly).
o If the selected date is not a valuation date, the transfer is completed on the next valuation date.
o The value of the division must be equal to or more than $2,500 when your scheduled transfers begin.
o Transfers continue until your interest in the division has a zero balance or we receive notice to stop them.
o We reserve the right to limit the number of divisions from which simultaneous transfers are made. In no event will it ever be less than two.

Fixed Account Transfers
Transfers from your investment in the Fixed Account to your division(s) are subject to certain limitations. You may transfer amounts by making either a scheduled or unscheduled Fixed Account transfer. You may not make both a scheduled and unscheduled Fixed Account transfer in the same policy year. In states where allowed, we reserve the right to reject transfer instructions from someone providing them for multiple Policies for which he or she is not the owner.

Unscheduled Transfers

You may make one unscheduled Fixed Account transfer to a division(s) within the 30 day period following each policy anniversary.

o You must specify the dollar
amount or percentage to be transferred (not to exceed 25% of the Fixed Account value as of the most recent policy anniversary).


o The minimum transfer amount must be at least $100 (or the entire value of your Fixed Account if less).

o If your Fixed Account value is less than $1,000, you may transfer up to 100% of your Fixed Account.

Scheduled Transfers (dollar cost averaging (DCA))

You may make scheduled transfers on a monthly basis from the Fixed Account to your division(s) without an additional charge as follows:
o The value of your Fixed Account must be equal to or more than $2,500 when your scheduled transfers begin. We reserve the right to change this amount but it will never be more than $10,000.
o    The amount of the transfer is:
     o    the dollar amount you select (minimum of $100); or
     o a percentage of the Fixed Account value (the maximum amount of the transfer is 2% of the Fixed Account value as of the specified date) as of the date you specify which may be:
          o the later of the policy date or most recent policy anniversary date; or
          o    the date the Company receives your request.
o Transfers occur on a date you specify (other than the 29th, 30th or 31st of any month).
o If the selected date is not a valuation date, the transfer is completed on the next valuation date.

Scheduled transfers continue until your value in the Fixed Account has a zero balance or we receive your notice to stop them. You may change the amount of the transfer once each policy year by:

o    sending us a written request;
o    calling us if telephone privileges apply (1-800-247-9988); or
o    visiting  www.principal.com (if internet privileges apply).
If you stop the transfers, you may not start them again until six months after the last scheduled transfer.

Automatic Portfolio Rebalancing (APR)
APR allows you to maintain a specific percentage of your policy value in your divisions over time.
EXAMPLE: You may choose to rebalance so that 50% of your policy values are in the Bond division and 50% in the Capital Value division. At the end of the specified period, market changes may have caused 60% of your value to be in the Bond division and 40% in the Capital Value division. By rebalancing, units from the Bond division are sold and the proceeds are used to purchase units in the Capital Value division so that 50% of the policy values are once again invested in each division.

o You may elect APR at the time of application or after the Policy has been issued.
o    APR transfers:
     o    do not begin until the expiration of the free-look period;
     o    are done without charge;
     o    may be done on the frequency you specify:
          o quarterly APR transfers may be done on a calendar year or policy year basis,
          o semiannual or annual APR transfers may only be done on a policy year basis.
o    may be done:
     o    if telephone privileges apply, by calling us at 1-800-247-9988;
     o    mailing us your written request;
     o    faxing your request to us; or
     o    if internet privileges apply visiting www.principal.com.

o The transfers are made at the end of the next valuation period after we receive your instruction.

o APR is not available for values in the Fixed Account. If you have scheduled transfers from divisions, APR is not available for those divisions.

Policy Loans
While your Policy is in effect and has a net surrender value, you may borrow money from us with the Policy as the security for the policy loan.
o    The minimum policy loan is $500.
o The maximum amount you may borrow is 90% of the net surrender value as of the date we process the policy loan.
o If telephone privileges apply, you may request a policy loan of $5,000 or less by calling us at 1-800-247-9988. If you do not have telephone privileges or are requesting a policy loan of more than $5,000, your request must be made in writing.
o Generally, policy loan proceeds are sent within five business days from the date we receive your request (see GENERAL PROVISIONS - Delay of Payments).
o Requests for policy loans from any joint owner are binding on all joint owners.

Loan Account
When a policy loan is taken, an amount equal to the loan is transferred from your division(s) and Fixed Account to your Loan Account. Loan Accounts are part of our General Account. You may instruct us on the proportions to be taken from your accounts. If you do not provide such instruction, the loan amount is withdrawn in the same proportion as the allocation used for the most recent monthly policy charge. Any loan interest due and unpaid is transferred in the same manner.

Your Loan Account earns interest from the date of transfer. The loan account interest rate is 4.00% per year. Interest accrues daily and is paid at the end of the policy year.

You are charged interest on your policy loan. During the first ten policy years, the interest rate is 5.50% per year. After policy year ten, the interest rate is 3.80% per year. Interest accrues daily and is due and payable at the end of the policy year. If interest is not paid when due, it is added to the loan amount. Adding unpaid interest to the policy loan amount causes additional amounts to be withdrawn from your Fixed Account and/or division(s) and transferred to the Loan Account. Withdrawals are made in the same proportions as described above.

Policy loans and unpaid loan interest reduce your net surrender value. If the net surrender value is less than the monthly policy charges on a monthly date, the 61-day grace period provision applies (see POLICY TERMINATION AND REINSTATEMENT - Policy Termination).

While the Policy is in force and before the insured dies, policy loans and loan interest may be repaid as follows:
o    policy loans may be repaid totally or in part;
o repayments are allocated to the division(s) and Fixed Account in the proportions used for allocation of premium payments; and
o payments that we receive that are not designated as premium payments are applied as loan repayments if a policy loan is outstanding.

A policy loan generally has a permanent effect on policy values. If a policy loan had not been made, the policy value would reflect the investment experience of the division(s) and the interest credited to the Fixed Account. In addition, policy loans and unpaid loan interest are subtracted from:
o    death proceeds at the death of the insured;
o    surrender value upon total surrender or termination of a Policy; and
o    maturity proceeds payable at maturity.

Surrenders
You must send us a written request for any surrender. The request must be signed by all owners, irrevocable beneficiary(ies), if any, and any assignees.

Total surrender

You may surrender the Policy on or before the maturity date while the Policy is in effect. You receive the net surrender value at the end of the valuation period during which we receive your surrender request. The net surrender value is the total of the values of your divisions plus your Fixed Account plus your Loan Account minus any applicable surrender charge, policy loans and unpaid loan interest (see CHARGES AND DEDUCTIONS - Surrender Charge).
o We reserve the right to require you to return the Policy to us prior to making any payment though this does not affect the amount of the cash surrender value.
o If the total surrender is within ten years of the policy date or a policy face amount increase, a surrender charge is imposed.

Partial surrender

After the first policy anniversary and prior to the maturity date, you may surrender a part of the Fixed Account and/or division value by sending us a written request. The surrender is effective as of the end of the valuation period during which we receive your written request for surrender. You may not request more than two partial surrenders in each policy year.

The minimum amount of a partial surrender is $500. The total of your two partial surrenders during a policy year may not be greater than 75% of the net surrender value (as of the date of the request for the first partial surrender in that policy year). The partial surrender may not decrease the policy face amount to less than $100,000.

Your policy value is reduced by the amount of the surrender. We surrender units from the division and/or values from the Fixed Account to equal the dollar amount of the surrender request. The surrender is deducted from your Fixed Account value and/or your division(s) according to the surrender allocation percentages you specify. If surrender allocation percentages are not specified, we use your monthly policy charge allocation percentages. Reduction of the total face amount is made on a last-in, first-out basis. No surrender charge is imposed on a partial surrender.

If Option 1 death benefit is in effect, the total face amount is reduced by the amount of the partial surrender. If Option 3 death benefit is in effect, then the total face amount may be reduced by the amount of the partial surrender if the total partial surrenders exceed the premiums paid. Any reduction of the total face amount will be made on a last in, first out basis. Total and partial surrenders from the Policy are generally paid within five business days of our receipt of your written request for surrender. Certain delays in payment are permitted (see GENERAL PROVISIONS - Delay of Payments).

DEATH BENEFITS AND RIGHTS

Death Proceeds
If the insured dies before the maturity date, we pay death proceeds.
o We must receive proof of the death of the insured and all other required documents.
o Payments are made to your named beneficiary(ies) under your designated death benefit option (see GENERAL PROVISIONS - Beneficiary).

The payments are made in cash lump sum or under a benefit payment option selected by the beneficiary(ies). Death proceeds are calculated as of the date of the insured's death and include:
o    the death benefit described below;
o    plus proceeds from any benefit rider on the insured's life;
o    minus policy loans and unpaid loan interest;
o minus any overdue monthly policy charges if the insured died during a grace period;
o    plus interest on the death proceeds as required by state law.

Death Benefit Option
You choose death benefit Option 1, Option 2 or Option 3 at the time of application.

Option 1
The death benefit is the greater of 1) the Policy's current face amount, or 2) the Policy value on the date of death multiplied by the applicable percentage. The applicable percentage is 250% for an insured currently age 40 or below. The percentage declines with increasing ages. The death benefit remains level unless the applicable percentage of Policy value exceeds the current face amount (in which case the death benefit varies as the Policy value varies).

Illustration of Option 1
Assume that the insured's current age is under age 40, there is no loan amount and the Policy face amount is $500,000.

Under Option 1, the death benefit must be equal or greater than 250% of the Policy value. If the Policy value is more than $200,000, the death benefit is greater than $500,000. Each additional dollar added to the Policy value above $200,000 increases the death benefit by $2.50. If the Policy value exceeds $200,000 and increases by $100 because of investment performance or premium payments, the death benefit increases by $250.

Similarly, if the Policy value exceeds $200,000, each dollar taken out of the Policy value reduces the death benefit by $2.50. For example, if the Policy value is reduced from $500,000 to $450,000 because of partial surrenders, charges or negative investment performance, the death benefit is reduced from $1,250,000 to $1,125,000. However, if at any time the Policy value multiplied by the applicable percentage is less than the face amount, the death benefit equals the current face amount of the Policy.


Option 2
The death benefit is equal to the greater of 1) the current face amount plus the Policy value on the date of death, or 2) the Policy value on the date of death multiplied by the applicable percentage.

Illustration of Option 2
Assume that the insured's current age is under 40, there is no loan amount and the Policy face amount is $500,000.

A Policy with a Policy value of $100,000 has a death benefit of $600,000 ($500,000 plus $100,000). A Policy value of $300,000 has a death benefit of $800,000 ($500,000 plus $300,000). The death benefit however must be at least 250% of the Policy value. As a result, if the Policy value exceeds $333,334, the death benefit is greater than the face amount plus Policy value. Each additional dollar of Policy value above $333,334 increases the death benefit by $2.50. If the Policy value exceeds $333,334 and increases by $100 because of investment performance or premium payments, the death benefit increases by $250.

If the Policy value exceeds $333,334, each dollar taken out of the Policy value reduces the death benefit by $2.50. For example, the Policy value is reduced from $400,000 to $340,000 because of partial surrenders, charges or negative investment performance, the death benefit is reduced from $1,000,000 to $850,000. However, if the Policy value multiplied by the applicable percentage is less than the Policy face amount plus the Policy value, then the death benefit is the current face amount plus the Policy value.


Option 3
The death benefit is equal to the greater of 1) the current face amount plus the premiums paid minus the withdrawals up to the date of death, or 2) the Policy value on the date of death multiplied by the applicable percentage.

Illustration of Option 3
Assume that the insured's current age is under 40, there is no loan amount and the Policy face amount is $500,000.

A Policy with a Policy value of $100,000, premiums paid to date of $60,000 and withdrawals to date of $20,000 has a death benefit of $540,000 ($500,000 plus $60,000 minus $20,000). A Policy with a Policy value of $300,000, premiums paid to date of $225,000 and withdrawals to date of $75,000 has a death benefit of $650,000 ($500,000 plus $225,000 minus $75,000). The death benefit however must be at least 250% of the Policy value. As a result, if the Policy value exceeds $260,000, the death benefit is greater than the face amount plus premiums paid to date minus withdrawals to date. Each additional dollar of Policy value above $260,000 increases the death benefit by $2.50. If the Policy value exceeds $260,000 and increases by $100 because of investment performance or premium payments, the death benefit increases by $250.

If the Policy value exceeds $260,000, each dollar taken out of the Policy value reduces the death benefit by $2.50. For example, the Policy value is reduced from $300,000 to $240,000 because of charges or negative investment performance, the death benefit is reduced from $750,000 to $600,000. However, if the Policy value multiplied by the applicable percentage is less than the Policy face amount plus the premiums paid to date minus the withdrawals to date, then the death benefit is the current face amount plus the premiums paid to date minus the withdrawals to date.

The applicable percentage lowers as the insured's age increases. If the current age of the insured in the illustration is 50 (rather than age 40), the applicable percentage would be 185%.


                             APPLICABLE PERCENTAGES*

(For ages not shown, the applicable percentages decrease by a pro rata portion for each full year.)

Insured's attained age                            percentage

     40 and under                                     250
     45                                               215
     50                                               185
     55                                               150
     60                                               130
     65                                               120
     70                                               115
     75 through 90                                    105
     95 and older                                     100

* We reserve the right, where allowed by law, to change or delete the percentages as required by changes to the Internal Revenue Code.

Change in Death Benefit Option
You may change the death benefit option on or after the first policy anniversary. Up to two changes are allowed per policy year. Your request must be made in writing and approved by us. The effective date of the change will be the monthly date that coincides with or next follows our approval. Changing the death benefit option changes the future cost of insurance.

If you change from Option 1 to Option 2, the new total face amount is the old total face amount decreased by the policy value (as of the effective date of the change). The change is not allowed if it would result in a policy face amount of less than $100,000. A change from Option 1 to Option 2 may require evidence of insurability for the new death benefit if required by our underwriting guidelines in place at the time of your request.

If you change from Option 2 to Option 1, the new total face amount is the old total face amount increased by the policy value (as of the effective date of the change). A change from Option 2 to Option 1 does not require evidence of insurability.

If you change from Option 3 to Option 1, the new total face amount is the old total face amount increased by premiums paid less withdrawals made (as of the effective date of the change). If you change from Option 3 to Option 2, the new policy face amount is the old policy face amount adjusted by premiums paid (less withdrawals made) decreased by the policy value (as of the effective date of the change). A change from Option 3 to Option 2 may require evidence of insurability for the new death benefit if required by our underwriting guidelines in place at the time of your request.

You may not change from Option 1 to Option 3 or from Option 2 to Option 3.

Adjustment Options
Increase in policy face amount

You may request an increase at any time provided that the Policy is not in a grace period, and monthly policy charges are not being waived under a rider. The minimum increase in policy face amount is $50,000. A policy face amount increase request made in the first 60 policy months will increase the no lapse guarantee premium for the remainder of the 60 months.

The request must be made on an adjustment application. The application must be signed by the owner(s) and the insured. If your request is not approved, no changes are made to your Policy.

We will approve your request if:
o    the insured is alive at the time of your request; and
o    the  attained  age of the insured is 85 or less at the time of the request;
     and
o we receive evidence satisfactory to us that the insured is insurable under our underwriting guidelines in place at the time of your request.

The increase in policy face amount is in a risk classification determined by us. The adjustment is effective on the monthly date on or next following our approval of your request. No free-look period applies to an increase in policy face amount.

We calculate an "adjustment conditional receipt premium deposit" (payment that accompanies request) based on your request for an increase. If you make a payment with your adjustment application of at least as much as the adjustment conditional receipt premium deposit, we issue a conditional receipt. The conditional receipt shows receipt of the payment and outlines any interim insurance coverage.

Any payment made with the adjustment application is held in our General Account without interest. If we approve the adjustment, on the effective date of the adjustment, the amount of the premium payment being held minus the premium expense charge, is moved to the divisions and/or Fixed Account. Your current premium allocation percentages are used to make this allocation.

Decrease in policy face amount

After the first policy year, you may request a decrease in the policy face amount. No transaction fee is imposed on decreases in the policy face amount. A decrease is requested as follows:
o    the request must be made on an adjustment application;
o    the application must be signed by the owner(s);
o    the policy is not in a grace period;
o    monthly policy charges are not being waived under a waiver rider;
o    the minimum amount of the decrease is $25,000; and
o    the decrease may not reduce the policy face amount below $100,000.

CHARGES AND DEDUCTIONS

We make certain charges and deductions to support operation of the Policy and the Separate Account. Some charges are deducted from premium payments when they are received. Other charges are deducted on a monthly basis while others are deducted at the time a Policy is surrendered or terminated.

Premium Expense Charge
When we receive your premium payment, we deduct a premium expense charge. Deductions from premiums during each of the first five years and with respect to premiums made because of a policy face amount increase, during the first five years after the increase, equal:
o    sales load of 3.0% of premiums paid
o    plus 2.20% for state and local taxes
o    plus 1.25% for federal taxes.

Deductions from premiums after the fifth policy year (and after five years of a policy face amount increase) equal:
o    2.20% for state and local taxes
o    plus 1.25% for federal taxes.

The sales load is intended to pay us for distribution expenses. These expenses include commissions paid to registered representatives, printing of prospectuses and sales literature, and advertising. Sales loads charged in any policy year are not necessarily related to actual distribution expenses incurred in that year. We expect that the majority of these expenses are incurred in the early years of a Policy and that any deficit is made up during the life of the Policy.

If distribution expenses are more than the sales load (including the sales load portion of the surrender charge), the deficit is made up from our other assets or surplus in our General Account.

Monthly Policy Charge
The monthly policy charge is intended to cover certain charges and expenses incurred in connection with the Policy. Deductions are made up of:
o    a charge for the cost of insurance;
o    a charge for any optional benefit added by rider(s);
o    a monthly administration charge; and
o an asset based charge (applies to the divisions, the Fixed Account, and the Loan Account).

On the policy date and each monthly date thereafter, we deduct the charge from your policy value in the divisions and/or Fixed Account (but not your Loan Account). The deduction is made using your current monthly policy charge allocation percentages. Your allocation percentages may be:
o    the same as allocation percentages for premium payments;
o    determined on a prorated basis; or
o    determined by any other allocation method which we agree upon.

For each division and/or the Fixed Account, the allocation percentage must be zero or a whole number. The total of the allocation percentages must equal 100. Allocation percentages may be changed without charge. A request for an allocation change is effective on the date we receive the request. If we cannot follow your instructions because of insufficient value in any Fixed Account and/or the division, the monthly policy charge is deducted on a prorated basis.

Cost of Insurance Charge
Your monthly cost of insurance charge is (a) multiplied by (b minus c) where:
(a)  is the cost of insurance rate described below divided by 1,000;
(b)  is the death  benefit  at the  beginning  of the policy  month,  divided by
     1.0024663 (the sum of one plus the monthly guaranteed fixed account interest rate); and
(c) is the policy value at the beginning of the policy month calculated as if the monthly policy charge was zero.

The cost of insurance rate is based on the gender*, issue age, duration since issue, smoking status, and risk classification of the insured. We determine the rate based on our expectation as to investment earnings, expenses, mortality and persistency experience. Changes in the cost of insurance rates apply to all individuals of the same age, gender* and risk classification. The rate for the policy face amount will never exceed the rate shown in the Table of Guaranteed Maximum Cost of Insurance Rates in the Policy. The guaranteed maximum cost of insurance rate is based on the gender*, attained age and risk classification of the insured.

Different cost of insurance rates may apply to policy face amount increases and to supplemental benefit riders. The cost of insurance for the increase is based on the insured's gender*, issue age, duration since issue, smoking status, and risk classification at the time of the increase. The guaranteed maximum cost of insurance rate for the increase is based on the insured's gender*, attained age and risk classification at the time of the increase.

* The cost of insurance rate for Policies issued in states which require unisex pricing or in connection with employment related insurance and benefit plans is not based on the gender of the insured.

Administration Charge
Current charges
o The current monthly administrative charge is $25.00 per month during the first policy year.
o    After the first policy year, the administrative charge is $10.00 per month.

Guaranteed administration charges

In all policy years, the guaranteed maximum monthly administration charge is $25.00 per month.

The monthly administration charge reimburses us for the administrative expenses of the Policy and the Separate Account. Administration expenses do not include the cost of selling the Policy. They do include the costs of: processing applications; conducting medical examinations; determining insurability; establishing and maintaining records; processing death benefit claims and policy changes, reporting and overhead. We do not expect to collect more from the administration charges than our actual accumulated expenses.

Asset Based Charge
The expense risk we assume is that expenses incurred in issuing and administering the policy are greater than we estimated. The Company expects to make a profit from this charge to the extent it is not needed to provide benefits and pay expenses under the Policies.

Each month during the first ten policy years, we deduct a charge for these risks at an annual rate of 0.70% of the value(s) of your division(s) and of the Fixed Account. Each month thereafter, we deduct a charge at an annual rate of 0.20% of the value(s) of your division(s) and of the Fixed Account.

We reserve the right to increase the annual rate but guarantee that the maximum annual rate will not exceed 0.70%. If we increase the annual rate, the increase will only apply to policies issued on or after the date of the increase.


Surrender Charge
Surrender charges vary based on the target premium of the policy and the premiums paid. The charge applies only during the first ten policy years unless there is a policy face amount increase. A policy face amount increase has its own surrender charge period that begins on the adjustment date. The total surrender charge on the policy is the sum of the surrender charges for the policy face amount at issue and each policy face amount increase. The surrender charge is not affected by any decrease in policy face amount or any change in policy face amount resulting from a change of death benefit options.

The surrender charge compensates us for expenses relating to the sale of the Policy. These include commissions, advertising and printing of prospectuses and sales literature. The surrender charge also reimburses us for expenses incurred in issuing the Policy. These expenses include processing the application (primarily underwriting) and setting up records. This charge is intended to cover the average anticipated issue expenses for all Policies. There may not be a direct relationship between the amount of the charge for any given Policy and the amount of expenses attributable to that Policy.

The surrender charge on an early surrender or Policy lapse is significant. As a result, you should purchase a Policy only if you have the financial capacity to keep it in force for a substantial period of time.

Surrender charge percentage

The surrender charge is (a) plus (b multiplied by c) where:
(a) is the deferred administrative charge of $3 per $1,000 of policy face amount (but no more than $1,500 per Policy);
(b) is the deferred sales charge of 47.25% times premiums paid (up to a maximum of two target premiums) (see CHARGES AND DEDUCTIONS - Surrender Charge);
(c)  is the applicable surrender charge percentage shown below:

Surrender Charge Percentage Table


  Number of years since Policy             The following percentage of
 date and/or the adjustment date           surrender charge is payable

           1 through 5                               100.00%
                6                                     95.24
                7                                     85.71
                8                                     71.43
                9                                     52.38
               10                                     28.57
          11 and later                                00.00

Other Charges
The assets of each division are used to purchase shares in a corresponding mutual fund at net asset value. The net asset value of the mutual fund reflects management fees and operating expenses already deducted from the assets of the mutual fund. Current management fees and operating expenses for each mutual fund are shown in the section entitled THE FUNDS.

Special Provisions for Group or Sponsored Arrangements
Where permitted by state law, Policies may be purchased under group or sponsored arrangements as well as on an individual basis. A group arrangement is a program under which a trustee, employer or similar entity purchases Policies covering a group of individuals on a group basis. A sponsored arrangement is a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis.

Charges and deductions may be reduced for Policies purchased under a group or sponsored arrangement including waiver of premium sales load and waiver of surrender charge. Reductions may be available to:
o employees, officers, directors, agents and immediate family members of the group or sponsored arrangement, and
o    employees of agents of the Company and its subsidiaries.

Reductions are made under our rules in effect on the date a Policy application is approved and are based on certain criteria (size of group, expected number of participants, anticipated premium payments).

Generally, the sales contacts and effort, administrative costs and mortality cost per Policy vary based on the size of the arrangement, the purpose for which the Policies are purchased and certain characteristics of the members. The amount of the reduction and the criteria for reducing the charges and deductions reflect: a) our reduced sales effort and administrative costs; and b) the different mortality experience expected from sales to arrangements.

We may modify, on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not discriminate unfairly against any person, including the affected owners and all other Policy owners with policies funded with the Separate Account.

In addition, groups and persons buying Policies under a sponsored arrangement may apply for flexible underwriting. If flexible underwriting is granted, the cost of insurance charge may increase because of higher anticipated mortality experience. Flexible underwriting programs currently available include: batch underwriting, expanded nonmedical underwriting and guaranteed issue underwriting.

THE FIXED ACCOUNT

You may allocate net premiums and transfers from your division(s) to the Fixed Account. The Fixed Account is part of our General Account. Because of exemptions and exclusions contained in the Securities Act of 1933 and the Investment Company Act of 1940, the Fixed Account has not been registered under these acts. Neither the Fixed Account nor any interest in it is subject to the provisions of these acts. As a result the SEC has not reviewed the disclosures in this prospectus relating to the Fixed Account. However, disclosures relating to the Fixed Account are subject to generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. You may obtain more information regarding the Fixed Account from our home office or from a sales representative.

Our obligations with respect to the Fixed Account are supported by our General Account. Subject to applicable law, we have sole discretion over the investment of assets in the General Account.

We guarantee that net premiums allocated to the Fixed Account accrue interest daily at an effective annual rate of 3% compounded annually. We may, in our sole discretion, credit interest at a higher rate.

The value of your Fixed Account on any valuation day is:
o    net premiums allocated to the Fixed Account
o    plus transfers from the division(s)
o    plus interest credited to the Fixed Account
o    minus surrenders, surrender charges and monthly policy charges
o    minus transfers to the Loan Account
o    minus transfers to the division(s).

We may defer payment of proceeds payable out of the Fixed Account for a period of up to six months.

POLICY TERMINATION AND REINSTATEMENT

Policy Termination
No Lapse Guarantee

If the net surrender value on any monthly date is less than the monthly policy charge, a 61-day grace period begins. However, during the first 60 policy months, the Policy will stay in force if (a minus b) is greater than or equal to
(c) where:
     (a)  is the sum of the premiums paid;
     (b) is the sum of all existing policy loans, unpaid loan interest, partial surrenders and transactions charges; and
     (c) is the sum of the no lapse guarantee premiums since the policy date to the most recent monthly date.

After the first 60 policy months, making premium payments under your planned periodic premium schedule does not guarantee that your Policy will stay in force unless:
o your Policy's net surrender value is at least equal to the monthly policy charge on the current monthly date; or
o    the death benefit guarantee rider is in effect.

Grace Period

The grace period begins when we send you a notice of pending lapse. The notice:

o    is mailed to your last known post office address;
o    shows the minimum payment required to keep the Policy in force; and
o    shows the 61-day period during which we will accept the required payment.

During the first 60 policy months, the minimum required payment is the greater of (a) or (b) where:
     (a) is three monthly policy charges divided by (1 minus the maximum premium expense charge), and
     (b)  is three no lapse guarantee monthly premiums.

After the first 60 policy months, the minimum required premium is (a) plus (b) where:
     (a) is the amount by which the surrender charge is more than the Policy value on the monthly date on or immediately preceding the start of the grace period, and
     (b) is three monthly policy charges divided by (1 minus the maximum premium expense charge).

This payment is intended to a) reimburse us for the monthly policy charges during the grace period, and b) provide enough policy value to pay the monthly policy charge on the first monthly date after the grace period. To cover past due policy charges, if the grace period ends before we receive the minimum payment, we keep any remaining value in the Policy.

Due to possible adverse market fluctuations, there is no guarantee that the amount requested at the beginning of the grace period is enough to pay the monthly policy charges as they are processed. If the net surrender value is not at least as much as the monthly policy charge on any monthly date, a new 61-day grace period starts.

The Policy is in force during a grace period. If we do not receive the required payment, the Policy terminates as of the monthly date on or immediately preceding the start of the grace period. If the insured dies during a grace period, policy proceeds are reduced by:
o    all monthly policy charges due and unpaid at the death of the insured; and
o    any policy loans and unpaid loan interest.

The Policy also terminates when:
o    you make a total policy surrender;
o    death proceeds are paid; and
o    maturity proceeds are paid.

When the Policy terminates, all of the owners' policy rights and privileges end.

Reinstatement
Subject to certain conditions, you may reinstate a Policy that terminated because of insufficient value. The Policy may only be reinstated:
o    prior to the maturity date and while the insured is alive;
o upon our receipt of satisfactory evidence of insurability (according to our underwriting guidelines then in effect);
o    if you make a payment of a reinstatement premium; and
o if the application for reinstatement is mailed to us within three years of the Policy termination (in some states, we must provide a longer period of time for Policy reinstatement).

The reinstatement premium is calculated using the formulas found above in POLICY TERMINATION AND REINSTATEMENT - Policy Termination - Grace Period. If a policy loan or loan interest was unpaid when the Policy terminated, the policy loan must be reinstated or repaid (loan interest is not collected for the period the Policy was terminated).

We do not require payment of monthly policy charges during the period the Policy was terminated. Reinstatement is effective on the next monthly date following our approval of the reinstatement application. Premiums received with your reinstatement application are held without interest until the reinstatement date. They are allocated to your selected division(s) and/or Fixed Account on the reinstatement date. We will use the premium allocation percentages in effect at the time of termination of the Policy unless you provide new allocation instructions. The reinstated Policy has the same policy date as the original Policy. Your rights and privileges as owner(s) are restored upon reinstatement.

If you reinstate your Policy and then it is totally surrendered, a surrender charge may be imposed. The charge, if any, is calculated based on the number of years the Policy was in force. The period of time during which the Policy was terminated is not credited toward the number of policy years to make this calculation.

OTHER MATTERS

Voting Rights
We vote division shares at shareholder meetings of the underlying mutual funds. We follow the voting instructions received from people having the voting interest in the division shares.

You have a voting interest under a Policy. You have one vote for each $100 of policy value in the division(s). Fractional votes are allocated for amounts less than $100. The number of votes on which you have the right to instruct us is determined as of a date established by the mutual fund for setting the shareholders eligible to vote.

According to procedures adopted by the mutual fund, voting instructions are solicited by a written proxy statement before a shareholder meeting. We vote other underlying mutual fund shares, for which no voting instructions are received, in the same proportion as the shares for which we receive voting instructions. Underlying mutual fund shares held in our General Account are voted in proportion to instructions that are received with respect to the participating contracts.

If we determine, under applicable law, that underlying mutual fund shares need not be voted according to the instructions received, we may vote underlying mutual fund shares held in the Separate Account in our own right.

We may, when required by state insurance regulatory authorities, disregard voting instructions. This may be done if the instructions would require shares to be voted to: o change a subclassification or investment objective of the underlying mutual fund; o disapprove an investment advisory contract of the underlying mutual fund; or o approve changes initiated by an owner in the investment policy or investment advisor of the underlying mutual fund if we reasonably disapprove of the changes.

The change would be disapproved only if:
o    the proposed change is contrary to state law;
o    prohibited by state regulatory authorities; or
o we determine the change is inconsistent with the investment objectives of the mutual fund.

If we disregard voting instructions, a summary of the action and the reason for the actions will be included in the next semiannual report from the underlying mutual fund to owners.

Statement of Values
You receive an annual statement at the end of each policy year. The statement will show:
o    current death benefit;
o    current policy value and surrender value;
o    all premiums paid since the last statement;
o    all charges since the last statement;
o    any policy loans and unpaid loan interest;
o    any partial surrenders since the last statement;
o    the number of units and unit value;
o    total value of each of your divisions and the Fixed Account;
o    designated beneficiary(ies); and
o    all riders included in the Policy.

You will also receive a statement as of the end of each calendar quarter. At any time, you may request a current statement by telephoning 1-800-247-9988.

We also send you the reports required by the Investment Company Act of 1940 (as amended).

Services Available via the Internet and Telephone
If you elect internet and/or telephone privileges, instructions for the following transactions may be given to us via the internet or telephone:
o    change in allocations of future premium payments;
o    change in allocation of the monthly policy charge;
o    change to your APR instructions;
o    change to your DCA instructions;
o    unscheduled division and/or Fixed Account transfers; and
o policy loan (not available via the internet) (loan proceeds are mailed to the owner's address of record) .

Your instructions:

o telephone instructions may be given by calling us at 1-800-247-9988 between 7 a.m. and 9 p.m. Central Time on any day that the NYSE is open;
o internet instructions may be given by accessing us at www.principal.com (for security purposes, you need a personal identification number (PIN) to use any of the new Internet services, including viewing your policy information on-line. If you don't have a PIN, you can obtain one at www.principal.com);
o must be received by us before the close of the NYSE (generally 3:00 p.m. Central Time) to be effective the day you call;
o are effective the next valuation day if not received until after the close of the NYSE; and
o    from one joint owner are binding on all joint owners.

Direct Dial

You may receive information about your Policy from our Direct Dial system between 7 a.m. and 9 p.m. Central Time, Monday through Saturday. The Direct Dial number is 1-800-247-9988. Through this automated system, you can:
o    obtain information about unit values and policy values;
o    initiate certain changes to your Policy; and
o change your personal identification number. Instructions from one joint owner are binding on all joint owners.

Although neither the Separate Account nor the Company is responsible for the authenticity of telephone transaction or internet requests, the Separate Account and the Company reserve the right to refuse telephone and/or internet orders. You are liable for a loss resulting from a fraudulent telephone or internet order that we reasonably believe is genuine. We use reasonable procedures to assure instructions are genuine. If the procedures are not followed, we may be liable for loss due to unauthorized or fraudulent transactions. The procedures for telephone instructions include: recording all telephone instructions, requesting personal identification information (name, phone number, social security number, birth date, etc.) and sending written confirmation to the owner's address of record. The procedures for internet and Direct Dial include requesting the same personal identification information as well as your PIN, logging all internet and Direct Dial activity and sending written transaction confirmations to the owner's address of record.

GENERAL PROVISIONS

The Contract
The entire contract is made up of applications, amendments, riders and endorsements attached to the Policy, current data pages, copies of any supplemental applications, amendments, endorsements and revised Policy or data pages which are mailed to you. No statement, unless made in an application, is used to void a Policy (or void an adjustment in the case of an adjustment application). Only our corporate officers can agree to change or waive any provisions of a Policy. Any change or waiver must be in writing and signed by an officer of the Company.

Optional Insurance Benefits

Subject to certain conditions, you may add one or more optional insurance benefits to your Policy. These include:
o    supplemental  benefit rider  (yearly  renewable  term)
o    extended coverage rider
o death benefit guarantee rider (only available at the time the Policy is issued and is not available in conjunction with the supplemental benefit rider)

Detailed information concerning optional insurance benefits may be obtained from an authorized agent or our home office. Not all optional insurance benefits are available in all states. The cost, if any, of an optional insurance benefit is deducted as part of your monthly policy charge.

Supplemental Benefit Rider
This rider provides an additional face amount and an additional death benefit.


Death Benefit Guarantee Rider

This rider provides that if the rider premium is paid, the Policy does not lapse even if the net surrender value is not enough to pay the monthly policy charges on a monthly date. This rider is automatically made a part of the Policy if the planned periodic premium is equal to or greater than the death benefit guarantee premium or if the first year paid premium is large enough to satisfy the death benefit guarantee premium requirement for one year.

The death benefit guarantee premium requirement is met if:
o    the sum of all premiums paid
o    minus any partial surrenders
o minus any policy loans and unpaid loan interest is at least as much as the sum of death benefit guarantee monthly premiums from the policy date to the most recent monthly date. Your most recent death benefit guarantee premium is shown on your current data page.

The death benefit guarantee premium is based on the issue age, gender (where permitted by law) and risk classification of the insured. The monthly death benefit guarantee premium is considered to be zero for any month that deductions are being waived. This premium may change if:
o    the policy face amount is changed;
o    the death benefit option is changed;
o    a rider is added or deleted; or
o    an adjustment is made to your Policy.

As a result of a change, an additional premium may be required to satisfy the new death benefit guarantee premium.

If on any monthly date, the death benefit guarantee premium requirement is not met, we send you a notice stating the premium required to reinstate the rider. If the premium required to maintain the guarantee is not received in our home office before the expiration of the 61-day grace period (which begins when the notice is mailed), the death benefit guarantee is no longer in effect and the rider is terminated. If the rider terminates, it may not be reinstated.

Extended Coverage Rider

This rider allows the Policy to remain in force beyond the maturity date as long as there is cash value in the Policy. Upon your request, we continue to keep the Policy in force until the death of the Insured or full surrender. The death benefit will be equal to the amount described in the "Death Benefit Option" section. This rider can be selected only from the Policy anniversary when the insured is age ______ to the maturity date. There is no charge for this rider, however, it is available only if the insured's age at issue is ____ or less.

Misstatement of Age or Gender
If the age or, where applicable, gender of the insured has been misstated, we adjust the death benefit payable under your Policy to reflect the amount that would have been payable at the correct age and gender.

Assignment
You may assign your Policy. Each assignment is subject to any payments made or action taken by the Company prior to our notification of the assignment. We assume no responsibility for the validity of any assignment.

An assignment must be made in writing and filed with us at our home office. The irrevocable beneficiary(ies), if any, must authorize any assignment in writing. Your rights, as well as those of the beneficiary(ies), are subject to any assignment on file with us.

Ownership
You may change your ownership designation at any time. Your request must be in writing and approved by us. After approval, the change is effective as of the date you signed the request for change. We reserve the right to require that you send us the Policy so that we can record the change.

Unless changed, the owner(s) is as named in the application. The owner(s) may exercise every right and privilege of the Policy, subject to the rights of any irrevocable beneficiary(ies) and any assignee(s).

All rights and privileges of ownership of a Policy end if the Policy is surrendered, death or maturity proceeds are paid, or if the grace period ends without our receiving the payment required to keep the Policy in force. The rights and privileges end as of the monthly date on or immediately preceding the start of the grace period.

If an owner dies before the Policy terminates, the surviving owner(s), if any, succeeds to that person's ownership interest, unless otherwise specified. If all owners die before the Policy terminates, the Policy passes to the estate of the last surviving owner. With our consent, you may specify a different arrangement for contingent ownership.

Beneficiary
You have the right to name a beneficiary(ies) and contingent beneficiary(ies). This may be done as part of the application process or by sending us a written request. Unless you have named an irrevocable beneficiary, you may change your beneficiary designation by sending us a written request. After approval, the change is effective as of the date you signed the request for change. We reserve the right to require that you send us the Policy so that we can record the change.

If no beneficiary(ies) survives the death of the insured, the death proceeds are paid to the owner(s) or the estate of the owner(s) in equal percentages unless otherwise specified.

Benefit Instructions
While the insured is alive, you may give us instructions for payment of death proceeds under one of the benefit options of the Policy. The instructions or changes to the instructions must be in writing. If you change the beneficiary(ies), prior benefit instructions are revoked.

Benefit Payment Options
While the insured is alive, you may arrange for death proceeds to be paid in a lump sum or under one of several fixed benefit payment options. These choices are also available if the Policy is surrendered or matures.

o    Special Benefit Arrangement
     A specially designed benefit option may be arranged with our approval.
o    Proceeds left at interest
     We hold the amount of the benefit on deposit. Interest payments are made annually, semiannually, quarterly or monthly as selected.
o    Fixed Income
     We pay income of a fixed amount for a fixed period (not exceeding 30 years).
o    Life Income
     We pay income during a person's lifetime. A minimum guaranteed period may be used.
o    Joint and Survivor Life Income
     We pay income during the lifetime of two people and continue until the death of the survivor. This option includes a minimum guaranteed period of 10 years.
o    Joint and Two-thirds Survivor Life Income
     We pay an income during the lifetime of two people and two-thirds of the original amount during the remaining lifetime of the survivor.

Interest at a rate set by us, but never less than required by state law, will be applied to calculate the above benefit payment options.

Right to Exchange Policy
During the first 24 months after the effective date (except during a grace period), you have the right to make an irrevocable, onetime election to transfer all of your division values to the Fixed Account. No charge is imposed on this transfer.

Your request must be in writing and be signed by the owner(s). The request must be postmarked or delivered to our home office before the end of the 24-month period. The transfer is effective when we receive your written request.

Non-Participating Policy
The Policies do not share in any divisible surplus of the Company.

Incontestability
We will not contest the insurance coverage provided by the Policy, except for any increases in face amount, after the Policy has been in force during the lifetime of the insured for a period of two years from the policy date. Any policy face amount increase has its own two-year contestability period that begins on the effective date of the adjustment. In many states, the time limit in the incontestability period does not apply to fraudulent misrepresentations.

Suicide
Death proceeds are not paid if the insured dies by suicide, while sane or insane, within two years of the policy date (or two years from the date of policy face amount increase with respect to such increase). In the event of the suicide of the insured within two years of the policy date, our only liability is a refund of premiums paid, without interest, minus any policy loans and unpaid loan interest and partial surrenders. In the event of suicide within two years of a policy face amount increase, our only liability with respect to that increase is a refund of the cost of insurance for the increase. This amount will be paid to the beneficiary(ies).

Delay of Payments
Payment due to exercise of your rights under the free-look provision, surrenders, policy loans, death or maturity proceeds, and transfers to or from a division are generally made within five days after we receive your instructions in a form acceptable to us. This period may be shorter where required by law. However, payment of any amount upon return of the Policy, total or partial surrender, policy loan, death, maturity or the transfer to or from a division may be deferred during any period when the right to sell mutual fund shares is suspended as permitted under provisions of the Investment Company Act of 1940.

The right to sell shares may be suspended during any period when:
o trading on the NYSE is restricted as determined by the SEC or when the NYSE is closed for other than weekends and holidays, or
o    an emergency exists, as determined by the SEC, as a result of which:
     o disposal by a fund of securities owned by it is not reasonably practicable;
     o it is not reasonably practicable for a fund to fairly determine the value of its net assets; or
     o    the SEC permits suspension for the protection of security holders.

If payments are delayed and your instruction is not canceled by your written instruction, the amount of the transaction is determined the first valuation date following the expiration of the permitted delay. The transaction is made within five days thereafter.

In addition, payments on surrenders attributable to a premium payment made by check may be delayed up to 15 days. This permits payment to be collected on the check.

Market Timing Disclosure
The Policy does not permit excessive trading or market timing. Market timing activity can disrupt management strategy of the underlying mutual funds and increase expenses, which are borne by all Policy owners. We reserve the right to reject excessive exchanges or purchases by market timers if the trade would disrupt the management of the Separate Account, any division or any underlying mutual fund. In addition, we may suspend or modify transfer privileges at any time to prevent market timing efforts that could disadvantage other Policy owners. These modifications could include, but not be limited to:
o    requiring a minimum time period between each transfer;
o not accepting transfer requests from someone providing them for multiple Policies for which he or she is not the owner; or
o limiting the dollar amount that a Policy owner may transfer at any one time.

Addition, Deletion or Substitution of Investments
We reserve the right to make certain changes if, in our judgement, they best serve your interests or are appropriate in carrying out the purpose of the Policy. Any changes are made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority. Approvals may not be required in all cases. Examples of the changes we may make include:
o    transfer  assets  in any  division  to  another  division  or to the  Fixed
     Account;
o    add, combine or eliminate divisions; or
o    substitute the shares of a division for shares in another division:
     o    if shares of a division are no longer available for investment; or
     o if in our judgement, investment in a division becomes inappropriate considering the purposes of the division.

If we eliminate or combine existing divisions or transfer assets from one division to another, you may change allocation percentages and transfer any value in an affected division to another division(s) and/or the Fixed Account without charge. You may exercise this exchange privilege until the later of 60 days after a) the effective date of the change, or b) the date you receive notice of the options available. You may only exercise this right if you have an interest in the affected division(s).

OFFICERS AND DIRECTORS OF PRINCIPAL MANAGEMENT CORPORATION

The officers and directors of the investment advisor, Principal Management Corporation, are shown below. This list includes some of the same people (designated by *), who are serving in the same capacities as officers and directors of the underwriter, Princor Financial Services Corporation. The principal business address for each officer and director is: Principal Financial Group, Des Moines, Iowa 50392.

 *John E. Aschenbrenner   Director
 *Patricia A. Barry       Assistant Corporate Secretary
 *Craig L. Bassett        Treasurer
 *Michael T. Daley        Director
 *Ronald L. Danilson      Executive Vice President and Chief Operating Officer
 *David J. Drury          Director
 *Ralph C. Eucher         Director and President
 *Arthur S. Filean        Senior Vice President
 *Dennis P. Francis       Director
 *Paul N. Germain         Vice President - Mutual Fund Operations
 *Ernest H. Gillum        Vice President - Product Development
 *J. Barry Griswell       Chairman of the Board and Director
 *Joyce N. Hoffman        Vice President and Corporate Secretary
 *John R. Lepley          Senior Vice President - Marketing and Distribution
 *Kelly A. Paul           Assistant Vice President - Business Systems
                          and Technology
 *Richard L. Prey         Director
  Layne A. Rasmussen      Controller - Mutual Funds
 *Michael J. Roughton     Counsel
 *James F. Sager          Vice President
  Jean B. Schustek        Assistant Vice President - Registered Products
 *Karen E. Shaff          Director
 *Kirk L. Tibbetts        Senior Vice President and Chief Financial  Officer


EXECUTIVE OFFICERS OF PRINCIPAL LIFE INSURANCE COMPANY (OTHER THAN DIRECTORS):

John Edward Aschenbrenner  Executive Vice President
Paul Francis Bognanno      Senior Vice President
Gary Merlyn Cain           Senior Vice President
Michael Thomas Daley       Executive Vice President
Charles Robert Duncan      Senior Vice President
Dennis Paul Francis        Senior Vice President
Michael Harry Gersie       Executive Vice President and Chief Financial Officer
Thomas John Graf           Senior Vice President
Robb Bryan Hill            Senior Vice President
Joyce Nixson Hoffman       Senior Vice President and Corporate Secretary
Daniel Joseph Houston      Senior Vice President
Ellen Zislin Lamale        Senior Vice President and Chief Actuary
Mary Agnes O'Keefe         Senior Vice President
Richard Leo Prey           Executive Vice President
Karen Elizabeth Shaff      Senior Vice President and General Counsel
Robert Allen Slepicka      Senior Vice President
Norman Raul Sorensen       Senior Vice President
Carl Chanson Williams      Senior Vice President and Chief Information Officer
Larry Donald Zimpleman     Senior Vice President

DIRECTORS OF PRINCIPAL LIFE INSURANCE COMPANY

Principal Life Insurance Company is managed by a Board of Directors. The directors of the Company, their positions with the Company, including Board Committee memberships, and their principal occupation during the last five years, are as follows:

Name, Positions and Offices             Principal Occupation During Last 5 Years

Betsy Jane Bernard                      President and Chief Executive  Officer of AT&T Consumer since April 2001. Prior thereto,
Director                                Executive Vice President -  National  Mass  Markets  of  Quest  Communications, formerly U S
Nominating Committee                    WEST,  2000-2001;  Executive  Vice  President  -  Retail  Markets  of  U S  WEST, 1998-2000;
                                        President  and  Chief  Executive   Officer  of  US  WEST  Long  Distance,
                                        1997-1998; President and Chief  Operating Officer of Avirnex July 1997 - December  1997;
                                        President and Chief Executive  Officer  of  Pacific  Bell Communications, Pacific Telesis
                                        from 1995-1997

Jocelyn Carter-Miller                   Corporate Vice President and Chief Marketing Officer, Motorola, Inc. since 1999. Vice
Director                                President, 1998-1999; Vice President and General Manager, since 1997. Prior thereto, Vice
Member, Audit Committee                 President of Latin American and Caribbean Operations of Motorola.

David James Drury                       Chairman, Principal Life Insurance Company since 2000. Chairman and Chief Executive
Director, Chairman of the Board         Officer 1995-2000.
Chair, Executive Committee

Charles Daniel Gelatt, Jr.              President, NMT Corporation since 1986.
Director
Member, Executive Committee
Chair, Human Resources Committee

John Barry Griswell                     President and Chief Executive Officer, Principal Life Insurance Company since 2000.
Director                                President 1998-2000; Executive Vice President 1996-1998; Senior Vice President 1991-1996.

Sandra Lynn Helton                      Executive Vice President and Chief Financial Officer of Telephone & Data Systems,
Director                                Inc. since 1998. Vice President and Corporate Controller of Compaq Computer
Member, Audit Committee                 Corporation  from 1997-1998. Prior thereto, Senior Vice President and Treasurer of
                                        Corning Incorporated from 1994-1997.

Charles Samuel Johnson                  Retired. Executive Vice President of DuPont 1999-2000. Chairman, President and
Director                                Chief Executive Officer, Pioneer Hi-Bred International, Inc. 1996-1999; President and
Member, Audit Committee                 Chief Executive Officer 1995-1996; President and Chief Operating Officer 1995.

William Turnball Kerr                   Chairman, President & Chief Executive Officer, Meredith Corporation since 1998.
Director                                President and Chief  Executive Officer, 1997-1998; President and Chief Operating
Member, Executive Committee and         Officer 1994-1997. Prior thereto, Executive Vice President.
Chair, Nominating Committee

Lee Liu                                 Chairman Alliant Energy Corporation since 1998. Chairman and Chief Executive
Director                                Officer, IES Industries, Inc., 1996-1998. Prior thereto, Chairman, President and
Member, Executive and Human             Chief Executive Officer.
Resources Committees

Victor Hendrik Loewenstein              Managing Partner, Egon Zehnder International since 1979.
Director
Member, Nominating Committee

Ronald Dale Pearson                     Chairman, President and Chief Executive Officer, Hy-Vee, Inc. since 1989.
Director
Member, Human Resources Committee

Federico Fabian Pena                    Senior Advisor of Vestar Capital Partners since 1998. Secretary, U.S. Department of
Director                                Energy 1996-1998; Secretary, U.S. Department of Transportation 1993-1996.
Member, Audit Committee

Donald Mitchell Stewart                 Senior Program Officer and Special Advisor to the President at the Carnegie Corporation
Director                                of New York since 1999. President, The College Board, 1986-1999.
Member, Human Resources Committee

Elizabeth Edith Tallett                 President & CEO of Dioscor, Inc. & Serex, Inc. since 1996. President and Chief Director
Executive Officer,                      Transcell Technologies, Inc. 1992-1996.
Chair, Audit Committee

DISTRIBUTION OF THE POLICY
We intend to sell the Policies in all jurisdictions where we are licensed. The Policies will be sold by licensed insurance agents who are also registered representatives of broker-dealers registered with the SEC under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. (NASD).

The Policies will be distributed by the general distributor, Princor Financial Services Corporation (Princor), which is an affiliate of ours, pursuant to a contract dated ______________________. The distribution contract may be terminated by either party upon 60 day notice. Princor was incorporated in the State of Iowa on May 1, 1968, and is also a securities broker-dealer registered with the SEC as well as a member of the NASD. The Policies may also be sold through other broker-dealers authorized by Princor and applicable law to do so. Registered representatives of such broker-dealers may be paid on a different basis than described below.

For Policies sold through Princor, commissions generally will be no more than 50% of premium received in the first policy year or the first year following an adjustment up to the planned periodic premium (not to exceed target premium). In addition, a commission of up to 3% of premium received in the first policy year (or first year following an adjustment) may be paid. In the second through fifth years following the policy date (or adjustment date), commissions range from 0% to 2% of premiums received. A service fee of up to 10% is paid on premiums received. An asset based fee of 0.25% is paid in policy years 6 through 20 which is reduced to 0.15% after policy year 20. Expense allowances may be paid to agents and brokers based on premiums received.

STATE REGULATION
The Company is subject to the laws of the State of Iowa governing insurance companies and to regulation by the Insurance Department of the State of Iowa. An annual statement in a prescribed form must be filed by March 1 in each year covering our operations for the preceding year and our financial condition on December 31 of the prior year. Our books and assets are subject to examination by the Commissioner of Insurance of the State of Iowa or her representatives at all times. A full examination of our operations is conducted periodically by the National Association of Insurance Commissioners. Iowa law and regulations also prescribe permissible investments, but this does not involve supervision of the investment management or policy of the Company.

In addition, we are subject to the insurance laws and regulations of other states and jurisdictions where we are licensed to operate. Generally, the insurance departments of these states and jurisdictions apply the laws of the state of domicile in determining the field of permissible investments.

FEDERAL TAX MATTERS
The following description is a general summary of the tax rules, primarily related to federal income taxes, which in our opinion are currently in effect. These rules are based on laws, regulations and interpretations that are subject to change at any time. This summary is not comprehensive and is not intended as tax advice. While we reserve the right to change the Policy to assure it continues to qualify as life insurance for tax purposes, we cannot make any guarantee regarding the future tax treatment of any Policy. You should consult a qualified tax adviser about the tax implications of taking action under a Policy.

Tax Status of the Company and the Separate Account
We are taxed as an insurance company under subchapter L of the Code. The Separate Account is not a separate taxable entity. Its operations are taken into account by us in determining our tax liability. All Separate Account investment income and realized net capital gains are reinvested and taken into account in determining policy values and are automatically applied to increase the book reserves associated with the Policies.

Charges for Taxes
We impose a federal tax charge equal to 1.25% of premiums received under the Policy to compensate us for the federal income tax liability we incur by reason of receiving those premiums. We believe that this charge is reasonable in relation to the increased tax burden the Company incurs as a result of Section 848 of the Code. No other charge is currently made to the Separate Account for federal income taxes of the Company that may be attributable to the Separate Account. Periodically, we review the appropriateness of charges to the Separate Account for federal income taxes. In the future, a charge may be made for federal income taxes incurred by us and attributable to the Separate Account. In addition, depending on the method of calculating interest on policy values allocated to the Fixed Account, a charge may be imposed for the Policy's share of our federal income taxes attributable to the Fixed Account.

Under current law, we may incur state or local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change attributable to state or local taxes, we reserve the right to charge the Separate Account for the portion of taxes, if any, attributable to the Separate Account.

Diversification Standards
The Policy should qualify as a life insurance contract as long as the underlying investments for the Policy satisfy diversification requirements of Section 817(h) of the Code.

IRS Definition of Life Insurance
The Policy should qualify as a life insurance contract as long as it satisfies certain tests under Section 7702 of the Code.
o The Policy qualifies if it satisfies a cash value accumulation test or a guideline premium requirement and falls within a cash value corridor.
o If at any time a premium is paid which would result in total premiums exceeding the current maximum premium allowed, we only accept that portion of the premium which would make the total premiums equal the maximum.

Modified Endowment Contract Status
Section 7702A of the Code sets forth a classification of life insurance policies known as "Modified Endowment Contracts." Policy loans and partial surrenders from a policy that is classified as a modified endowment contract are taxable as ordinary income to the owner in an amount equal to the lesser of the amount of the loan/partial surrender or the excess of policy value over the owner's investment in the Policy. Additionally, taxable distributions are subject to a federal income tax penalty of 10% unless the payment is:
o    made after the owner attains age 59 1/2;
o    attributable to the taxpayer becoming disabled; or
o part of a series of substantially equal periodic payments (made not less frequently than annually) made for the life or life expectancy of the taxpayer.

Modified endowment contract classification may be avoided by limiting the amount of premiums paid under the Policy. If any premium payment increases the policy's death benefit by more than it increases the policy value, and in the absence of your instructions, we will refund the premium payment.

Policy Surrenders and Partial Surrenders
A surrender or lapse of the Policy may have income tax consequences. Upon surrender, the owner(s) is not taxed on the cash surrender value except for the amount, if any, that exceeds the gross premiums paid less the untaxed portion of any prior surrenders. The amount of any policy loan, upon surrender or lapse, is added to the cash surrender value and treated, for this purpose, as if it had been received. A loss incurred upon surrender is generally not deductible. The tax consequences of a surrender may differ if the proceeds are received under any income payment settlement option.

A total surrender of the Policy will, and a partial surrender may, be included in your gross income to the extent that the distribution exceeds your investment in the Policy. Partial surrenders generally are not taxable unless the total of such surrenders exceeds total premiums paid to the date of partial surrender less the untaxed portion of any prior partial surrenders. During the first 15 policy years, an amount may be taxable prior to your tax-free recovery of your investment in the Policy if the partial surrender results in or is necessitated by a reduction in death benefits. A qualified tax advisor should be consulted regarding the tax consequences of any partial surrender during the first 15 policy years.

The increase in policy value of the Policy is not included in gross income unless and until there is a total surrender or partial surrender under the Policy. A complete surrender of the Policy will, and a partial surrender may, be included in your gross income to the extent the distribution exceeds your investment in the Policy. Transfers between the division(s) and/or the Fixed Account are not considered as distributions from the Policy and would not be considered taxable income.

Policy Loans and Loan Interest
Loans received under the Policy are generally recognized as loans for tax purposes and are not considered to be distributions subject to tax. Interest paid to us as a result of a policy loan may or may not be deductible depending on a number of factors. Due to the complexity of these factors, you should consult a competent tax advisor as to the deductibility of interest paid on policy loans. If the Policy is a modified endowment contract, a policy loan is taxable to an amount equal to the lesser of the amount of the loan or the excess of policy value over the owner's investment in the Policy.

Corporate Alternative Minimum Tax
Ownership of a Policy by certain corporations may affect the owner's exposure to the corporate alternative minimum tax. In determining whether it is subject to alternative minimum tax, the corporate owner must make two computations. First, the corporation must take into account a portion of the current year's increase in the built-in gain in its corporate owned policies. Second, the corporation must take into account a portion of the amount by which the death benefits received under any Policy exceed the sum of a) the premiums paid on that Policy in the year of death, and b) the corporation's basis in the Policy (as measured for alternative minimum tax purposes) as of the end of the corporation's tax year immediately preceding the year of death. The corporate alternative minimum tax does not apply to S Corporations. Such tax also does not apply to "Small Corporations" as defined by Section 55(c) of the Code. Corporations with gross receipts of $5,000,000 or less for their first taxable year after 1996, with gross receipts not exceeding $7,500,000 after the first taxable year, will meet this definition.

Exchange or Assignment of Policies
A change of policy, or an exchange or assignment of a Policy may have tax consequences. An assignment or exchange may result in taxable income to the transferring owner. For complete information with respect to policy assignments and exchanges, a qualified tax advisor should be consulted.

Withholding
Withholding is generally required on certain taxable distributions under insurance contracts. In the case of periodic payments, the withholding is at graduated rates. With respect to non-periodic distributions, withholding is a flat rate of 10%. You may elect to have either non-periodic or periodic payments made without withholding except if your tax identification number has not been furnished to us or if the IRS has notified us that the number you furnished is incorrect.

Other Tax Issues
Federal estate taxes and state and local estate, inheritance and other taxes may become due depending on applicable law and your circumstances or the circumstances of the policy beneficiary(ies) if you or the insured dies. Any person concerned about the estate implications of the Policy should consult a competent tax advisor.

EMPLOYEE BENEFIT PLANS
The United States Supreme Court has held that optional annuity benefits under a qualified deferred compensation plan cannot vary on the basis of gender. Polices are available for use in connection with employment related insurance or benefit plans which do not vary between male and female insured of a particular age and underwriting classification. A competent tax advisor should be consulted on these matters.

LEGAL OPINIONS
Legal matters applicable to the issue and sale of the Policies, including our right to issue Policies under Iowa Insurance Law, have been passed upon by Karen
E. Shaff, Senior Vice President and General Counsel.

LEGAL PROCEEDINGS
There are no legal proceedings pending to which the Separate Account is a party or which would materially affect the Separate Account.

REGISTRATION STATEMENT
This prospectus omits some information contained in the registration statement that we have filed with the SEC. Statements contained in this prospectus are summaries of the contents of the Policy and other legal documents.

OTHER VARIABLE INSURANCE CONTRACTS
The Company currently offers other variable life contracts that participate in the Separate Account. In the future, we may designate additional group or individual variable annuity contracts as participating in the Separate Account.

RESERVATION OF RIGHTS
The Company reserves the right to amend or terminate the special plans described in this prospectus. Such plans include preauthorized premium payments, dollar cost averaging (DCA) and automatic portfolio rebalancing (APR). You would be notified of any such action to the extent required by law.

CUSTOMER INQUIRIES
Your  questions  should be directed to: The Principal  Variable  Universal  Life
Accumulator, Principal Financial Group, P.O. Box 9296, Des Moines, Iowa 50306-9296, 1-800-247-9988.

INDEPENDENT AUDITORS
The financial statements of the Principal Life Insurance Company Variable Life Separate Account and the consolidated financial statements of the Principal Life Insurance Company are included in this prospectus. Those statements have been audited by Ernst & Young LLP, independent auditors, 801 Grand Avenue, Des Moines, Iowa 50309, for the periods indicated in their reports.

FINANCIAL STATEMENTS
The consolidated financial statements of Principal Life Insurance Company which are included in this prospectus should be considered only as it relates to our ability to meet our obligations under the Policy. They do not relate to investment performance of the assets held in the Separate Account.


**********************Principal Life Insurance Company********************
                       Variable Life Separate Account
**********************Financial Statements Inserted Here******************

Illustration 1                   PRINCIPAL LIFE INSURANCE COMPANY               Initial Face Amount $250,000
                                     VUL ACCUMULATOR                            Death Benefit Option 1
PLANNED PREMIUM $3,250           MALE AGE 35 PREFERRED NON-SMOKER
                                   ASSUMING CURRENT CHARGES
                                      (All States)
-------------------------------------------------------------------------------------------------
                                                         Death Benefit (2)
                                                 Assuming Hypothetical Gross
                                                  Annual Investment Return of
                                    -------------------------------------------------------------

    End of          Accumulated              0%                  6%                  12%
     Year          Premiums (1)         (-.93% Net)          (5.07% Net)        (11.07% Net)
       1              $ 3,413            $ 250,000           $ 250,000           $ 250,000
       2                6,996             250,000              250,000             250,000
       3               10,758             250,000              250,000             250,000
       4               14,708             250,000              250,000             250,000
       5               18,856             250,000              250,000             250,000
       6               23,212             250,000              250,000             250,000
       7               27,785             250,000              250,000             250,000
       8               32,586             250,000              250,000             250,000
       9               37,628             250,000              250,000             250,000
      10               42,922             250,000              250,000             250,000
      11               48,481             250,000              250,000             250,000
      12               54,317             250,000              250,000             250,000
      13               60,446             250,000              250,000             250,000
      14               66,880             250,000              250,000             250,000
      15               73,637             250,000              250,000             250,000
      20              112,838             250,000              250,000             269,218
      25              162,869             250,000              250,000             409,503
      30              226,723             250,000              250,000             644,753

------------------------------------------------------------------------------------------------

                                                    Accumulated Value (2)
                                               Assuming Hypothetical Gross
                                                Annual Investment Return of
                                  ------------------------------------------------------------

    End of          Accumulated          0%                  6%                  12%
     Year          Premiums (1)      (-.93% Net)         (5.07% Net)         (11.07% Net)
       1              $ 3,413         $ 2,272             $  2,430             $ 2,589
       2                6,996           4,668                5,132               5,616
       3               10,758           7,001                7,927               8,930
       4               14,708           9,269               10,816              12,560
       5               18,856           11,473              13,804              16,538
       6               23,212           13,718              17,006              21,019
       7               27,785           15,923              20,346              25,963
       8               32,586           18,086              23,828              31,417
       9               37,628           20,207              27,457              37,437
      10               42,922           22,291              31,245              44,084
      11               48,481           24,456              35,372              51,680
      12               54,317           26,594              39,701              60,113
      13               60,446           28,702              44,243              69,475
      14               66,880           30,781              49,007              79,871
      15               73,637           32,834              54,008              91,419
      20              112,838           42,689              83,010             171,476
      25              162,869           51,452             119,763             305,599
      30              226,723           57,884             165,944             528,486

-----------------------------------------------------------------------------------------------

                                                    Surrender Value (2)
                                               Assuming Hypothetical Gross
                                                Annual Investment Return of
                                   ------------------------------------------------------------

    End of          Accumulated           0%                   6%                  12%
     Year          Premiums (1)       (-.93% Net)         (5.07% Net)         (11.07% Net)
       1              $ 3,413            $  107               $ 265               $  424
       2                6,996             2,503               2,967                3,451
       3               10,758             4,836               5,762                6,765
       4               14,708             7,104               8,651               10,395
       5               18,856             9,308              11,639               14,373
       6               23,212            11,656              14,945               18,957
       7               27,785            14,067              18,491               24,107
       8               32,586            16,539              22,281               29,871
       9               37,628            19,073              26,323               36,303
      10               42,922            21,672              30,626               43,465
      11               48,481            24,456              35,372               51,680
      12               54,317            26,594              39,701               60,113
      13               60,446            28,702              44,243               69,475
      14               66,880            30,781              49,007               79,871
      15               73,637            32,834              54,008               91,419
      20              112,838            42,689              83,010              171,476
      25              162,869            51,452             119,763              305,599
      30              226,723            57,884             165,944              528,486

(1) Assumes net interest of 5% compounded annually.

(2) Assumes no policy loan has been made.

The death benefit, accumulated value and surrender value will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment results are illustrative only and should not be deemed to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, accumulated value and surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, accumulated value and surrender value for a policy would also be different from those shown, depending on the investment allocations made to the investment divisions of the separate account and the different rates or return of the Fund portfolios, if the actual rates of investment return applicable to the policy averaged 0%, 6% or 12%, but varied above or below that average for individual divisions. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Illustration 2                  PRINCIPAL LIFE INSURANCE COMPANY                Initial Face Amount $250,000
                                       VUL ACCUMULATOR                          Death Benefit Option 1
PLANNED PREMIUM $3,250          MALE AGE 35 PREFERRED NON-SMOKER
                                  ASSUMING GUARANTEED CHARGES
                                      (All States)
-----------------------------------------------------------------------------
                                                         Death Benefit (2)
                                                 Assuming Hypothetical Gross
                                                  Annual Investment Return of
                                    -------------------------------------------------------------

    End of          Accumulated              0%                  6%                  12%
     Year          Premiums (1)         (-.93% Net)          (5.07% Net)        (11.07% Net)
       1              $ 3,413            $ 250,000           $ 250,000           $ 250,000
       2                6,996             250,000              250,000             250,000
       3               10,758             250,000              250,000             250,000
       4               14,708             250,000              250,000             250,000
       5               18,856             250,000              250,000             250,000
       6               23,212             250,000              250,000             250,000
       7               27,785             250,000              250,000             250,000
       8               32,586             250,000              250,000             250,000
       9               37,628             250,000              250,000             250,000
      10               42,922             250,000              250,000             250,000
      11               48,481             250,000              250,000             250,000
      12               54,317             250,000              250,000             250,000
      13               60,446             250,000              250,000             250,000
      14               66,880             250,000              250,000             250,000
      15               73,637             250,000              250,000             250,000
      20              112,838             250,000              250,000             250,000
      25              162,869             250,000              250,000             353,943
      30              226,723             250,000              250,000             550,986

----------------------------------------------------------------------------------------------

                                                  Accumulated Value (2)
                                             Assuming Hypothetical Gross
                                              Annual Investment Return of
                                   ---------------------------------------------------------

    End of          Accumulated        0%                  6%                  12%
     Year          Premiums (1)    (-.93% Net)         (5.07% Net)         (11.07% Net)
       1              $ 3,413        $ 2,272             $ 2,430             $ 2,589
       2                6,996          4,489               4,948               5,425
       3               10,758          6,646               7,549               8,530
       4               14,708          8,741              10,237              11,927
       5               18,856         10,773              13,014              15,648
       6               23,212         12,737              15,877              19,720
       7               27,785         14,631              18,829              24,179
       8               32,586         16,456              21,872              29,065
       9               37,628         18,209              25,008              34,421
      10               42,922         19,886              28,238              40,296
      11               48,481         21,591              31,719              46,974
      12               54,317         23,220              35,321              54,343
      13               60,446         24,770              39,047              62,483
      14               66,880         26,235              42,899              71,478
      15               73,637         27,611              46,881              81,427
      20              112,838         32,756              68,688             149,781
      25              162,869         33,718              93,576             264,136
      30              226,723         27,733             121,593             451,628

-----------------------------------------------------------------------------------------------
                                                    Surrender Value (2)
                                               Assuming Hypothetical Gross
                                                Annual Investment Return of
                                    -----------------------------------------------------------

    End of          Accumulated           0%                   6%                  12%
     Year          Premiums (1)       (-.93% Net)         (5.07% Net)         (11.07% Net)
       1              $ 3,413            $  107               $ 265               $  424
       2                6,996             2,324               2,783                3,260
       3               10,758             4,481               5,384                6,365
       4               14,708             6,576               8,072                9,762
       5               18,856             8,608              10,849               13,483
       6               23,212            10,675              13,815               17,658
       7               27,785            12,776              16,973               22,323
       8               32,586            14,910              20,326               27,519
       9               37,628            17,075              23,874               33,287
      10               42,922            19,267              27,619               39,677
      11               48,481            21,591              31,719               46,974
      12               54,317            23,220              35,321               54,343
      13               60,446            24,770              39,047               62,483
      14               66,880            26,235              42,899               71,478
      15               73,637            27,611              46,881               81,427
      20              112,838            32,756              68,688              149,781
      25              162,869            33,718              93,576              264,136
      30              226,723            27,733             121,593              451,628

(1) Assumes net interest of 5% compounded annually.

(2) Assumes no policy loan has been made.

The death benefit, accumulated value and surrender value will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment results are illustrative only and should not be deemed to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, accumulated value and surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, accumulated value and surrender value for a policy would also be different from those shown, depending on the investment allocations made to the investment divisions of the separate account and the different rates or return of the Fund portfolios, if the actual rates of investment return applicable to the policy averaged 0%, 6% or 12%, but varied above or below that average for individual divisions. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Illustration 3                  PRINCIPAL LIFE INSURANCE COMPANY                Initial Face Amount $250,000
                                     VUL ACCUMULATOR                            Death Benefit Option 2
PLANNED PREMIUM $3,250         MALE AGE 35 PREFERRED NON-SMOKER
                                  ASSUMING CURRENT CHARGES
                                      (All States)
----------------------------------------------------------------------------
                                                         Death Benefit (2)
                                                 Assuming Hypothetical Gross
                                                  Annual Investment Return of
                                    ------------------------------------------------------------

    End of          Accumulated             0%                  6%                  12%
     Year          Premiums (1)         (-.93% Net)         (5.07% Net)        (11.07% Net)
       1              $ 3,413           $ 252,267           $ 252,425           $ 252,583
       2                6,996             254,655             255,117             255,599
       3               10,758             256,973             257,895             258,894
       4               14,708             259,222             260,761             262,494
       5               18,856             261,400             263,715             266,427
       6               23,212             263,615             266,873             270,847
       7               27,785             265,783             270,158             275,712
       8               32,586             267,904             273,574             281,065
       9               37,628             269,978             277,124             286,956
      10               42,922             272,009             280,819             293,442
      11               48,481             274,115             284,834             300,837
      12               54,317             276,187             289,035             309,023
      13               60,446             278,223             293,427             318,084
      14               66,880             280,224             298,019             328,115
      15               73,637             282,193             302,825             339,223
      20              112,838             291,535             330,397             415,461
      25              162,869             299,511             364,407             541,997
      30              226,723             304,486             404,586             750,407

--------------------------------------------------------------------------------------------------
                                                      Accumulated Value (2)
                                                 Assuming Hypothetical Gross
                                                  Annual Investment Return of
                                   ------------------------------------------------------------

    End of          Accumulated            0%                  6%                  12%
     Year          Premiums (1)        (-.93% Net)         (5.07% Net)        (11.07% Net)
       1              $ 3,413            $ 2,267             $ 2,425             $ 2,583
       2                6,996              4,655               5,117               5,599
       3               10,758              6,973               7,895               8,894
       4               14,708              9,222              10,761              12,494
       5               18,856             11,400              13,715              16,427
       6               23,212             13,615              16,873              20,847
       7               27,785             15,783              20,158              25,712
       8               32,586             17,904              23,574              31,065
       9               37,628             19,978              27,124              36,956
      10               42,922             22,009              30,819              43,442
      11               48,481             24,115              34,834              50,837
      12               54,317             26,187              39,035              59,023
      13               60,446             28,223              43,427              68,084
      14               66,880             30,224              48,019              78,115
      15               73,637             32,193              52,825              89,223
      20              112,838             41,535              80,397             165,461
      25              162,869             49,511             114,407             291,997
      30              226,723             54,486             154,586             500,407
----------------------------------------------------------------------------------------------

                                                    Surrender Value (2)
                                               Assuming Hypothetical Gross
                                                Annual Investment Return of
                                   -----------------------------------------------------------

    End of          Accumulated           0%                  6%                  12%
     Year          Premiums (1)       (-.93% Net)         (5.07% Net)        (11.07% Net)
       1              $ 3,413            $  102               $ 260               $ 418
       2                6,996             2,490               2,952               3,434
       3               10,758             4,808               5,730               6,729
       4               14,708             7,057               8,596              10,329
       5               18,856             9,235              11,550              14,262
       6               23,212            11,553              14,811              18,786
       7               27,785            13,927              18,303              23,857
       8               32,586            16,357              22,027              29,518
       9               37,628            18,844              25,990              35,822
      10               42,922            21,390              30,200              42,824
      11               48,481            24,115              34,834              50,837
      12               54,317            26,187              39,035              59,023
      13               60,446            28,223              43,427              68,084
      14               66,880            30,224              48,019              78,115
      15               73,637            32,193              52,825              89,223
      20              112,838            41,535              80,397             165,461
      25              162,869            49,511             114,407             291,997
      30              226,723            54,486             154,586             500,407

(1) Assumes net interest of 5% compounded annually.

(2) Assumes no policy loan has been made.

The death benefit, accumulated value and surrender value will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment results are illustrative only and should not be deemed to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, accumulated value and surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, accumulated value and surrender value for a policy would also be different from those shown, depending on the investment allocations made to the investment divisions of the separate account and the different rates or return of the Fund portfolios, if the actual rates of investment return applicable to the policy averaged 0%, 6% or 12%, but varied above or below that average for individual divisions. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Illustration 4                     PRINCIPAL LIFE INSURANCE COMPANY                      Initial Face Amount $250,000
                                         VUL ACCUMULATOR                                 Death Benefit Option 2
PLANNED PREMIUM $3,250             MALE AGE 35 PREFERRED NON-SMOKER
                                     ASSUMING GUARANTEED CHARGES
                                           (All States)
----------------------------------------------------------------------------
                                                         Death Benefit (2)
                                                 Assuming Hypothetical Gross
                                                  Annual Investment Return of
                                    ------------------------------------------------------------

    End of          Accumulated             0%                  6%                  12%
     Year          Premiums (1)         (-.93% Net)         (5.07% Net)        (11.07% Net)
       1              $ 3,413            $252,267           $ 252,425           $ 252,583
       2                6,996             254,476             254,933             255,409
       3               10,758             256,619             257,518             258,494
       4               14,708             258,695             260,183             261,863
       5               18,856             260,703             262,928             265,542
       6               23,212             262,637             265,748             269,555
       7               27,785             264,495             268,645             273,933
       8               32,586             266,276             271,619             278,713
       9               37,628             267,976             274,669             283,930
      10               42,922             269,591             277,792             289,623
      11               48,481             271,223             281,140             296,065
      12               54,317             272,768             284,580             303,131
      13               60,446             274,221             288,110             310,886
      14               66,880             275,575             291,728             319,394
      15               73,637             276,825             295,429             328,730
      20              112,838             281,039             314,783             390,736
      25              162,869             280,372             333,976             488,378
      30              226,723             271,939             349,359             641,558

---------------------------------------------------------------------------------------
                                                  Accumulated Value (2)
                                             Assuming Hypothetical Gross
                                              Annual Investment Return of
                                   ----------------------------------------------------

    End of          Accumulated        0%                  6%                  12%
     Year          Premiums (1)    (-.93% Net)         (5.07% Net)        (11.07% Net)
       1              $ 3,413        $ 2,267             $ 2,425             $ 2,583
       2                6,996          4,476               4,933               5,409
       3               10,758          6,619               7,518               8,494
       4               14,708          8,695              10,183              11,863
       5               18,856         10,703              12,928              15,542
       6               23,212         12,637              15,748              19,555
       7               27,785         14,495              18,645              23,933
       8               32,586         16,276              21,619              28,713
       9               37,628         17,976              24,669              33,930
      10               42,922         19,591              27,792              39,623
      11               48,481         21,223              31,140              46,065
      12               54,317         22,768              34,580              53,131
      13               60,446         24,221              38,110              60,886
      14               66,880         25,575              41,728              69,394
      15               73,637         26,825              45,429              78,730
      20              112,838         31,039              64,783             140,736
      25              162,869         30,372              83,976             238,378
      30              226,723         21,939              99,359             391,558

------------------------------------------------------------------------------------------------
                                                      Surrender Value (2)
                                                 Assuming Hypothetical Gross
                                                  Annual Investment Return of
                                    ------------------------------------------------------------

    End of          Accumulated             0%                  6%                  12%
     Year          Premiums (1)         (-.93% Net)         (5.07% Net)        (11.07% Net)
       1              $ 3,413             $   102               $ 260               $ 418
       2                6,996               2,311               2,768               3,244
       3               10,758               4,454               5,353               6,329
       4               14,708               6,530               8,018               9,698
       5               18,856               8,538              10,763              13,377
       6               23,212              10,575              13,686              17,493
       7               27,785              12,639              16,790              22,078
       8               32,586              14,729              20,073              27,167
       9               37,628              16,842              23,535              32,796
      10               42,922              18,973              27,173              39,005
      11               48,481              21,223              31,140              46,065
      12               54,317              22,768              34,580              53,131
      13               60,446              24,221              38,110              60,886
      14               66,880              25,575              41,728              69,394
      15               73,637              26,825              45,429              78,730
      20              112,838              31,039              64,783             140,736
      25              162,869              30,372              83,976             238,378
      30              226,723              21,939              99,359             391,558

(1) Assumes net interest of 5% compounded annually.

(2) Assumes no policy loan has been made.

The death benefit, accumulated value and surrender value will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment results are illustrative only and should not be deemed to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, accumulated value and surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, accumulated value and surrender value for a policy would also be different from those shown, depending on the investment allocations made to the investment divisions of the separate account and the different rates or return of the Fund portfolios, if the actual rates of investment return applicable to the policy averaged 0%, 6% or 12%, but varied above or below that average for individual divisions. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Illustration 5                       PRINCIPAL LIFE INSURANCE COMPANY           Initial Face Amount $250,000
                                           VUL ACCUMULATOR                      Death Benefit Option 3
PLANNED PREMIUM $3,250               MALE AGE 35 PREFERRED NON-SMOKER
                                       ASSUMING CURRENT CHARGES
                                           (All States)
----------------------------------------------------------------------------
                                                         Death Benefit (2)
                                                 Assuming Hypothetical Gross
                                                  Annual Investment Return of
                                    ------------------------------------------------------------

    End of          Accumulated             0%                  6%                  12%
     Year          Premiums (1)         (-.93% Net)         (5.07% Net)        (11.07% Net)
       1              $ 3,413            $253,250           $ 253,250           $ 253,250
       2                6,996             256,500             256,500             256,500
       3               10,758             259,750             259,750             259,750
       4               14,708             263,000             263,000             263,000
       5               18,856             266,250             266,250             266,250
       6               23,212             269,500             269,500             269,500
       7               27,785             272,750             272,750             272,750
       8               32,586             276,000             276,000             276,000
       9               37,628             279,250             279,250             279,250
      10               42,922             282,500             282,500             282,500
      11               48,481             285,750             285,750             285,750
      12               54,317             289,000             289,000             289,000
      13               60,446             292,250             292,250             292,250
      14               66,880             295,500             295,500             295,500
      15               73,637             298,750             298,750             298,750
      20              112,838             315,000             315,000             315,000
      25              162,869             331,250             331,250             400,047
      30              226,723             347,500             347,500             630,448

----------------------------------------------------------------------------------------------
                                                   Accumulated Value (2)
                                              Assuming Hypothetical Gross
                                               Annual Investment Return of
                                    --------------------------------------------------------

    End of          Accumulated         0%                  6%                  12%
     Year          Premiums (1)     (-.93% Net)         (5.07% Net)        (11.07% Net)
       1              $ 3,413         $ 2,266             $ 2,424             $ 2,583
       2                6,996           4,651               5,114               5,597
       3               10,758           6,965               7,888               8,889
       4               14,708           9,207              10,749              12,486
       5               18,856          11,376              13,697              16,419
       6               23,212          13,578              16,848              20,839
       7               27,785          15,732              20,126              25,708
       8               32,586          17,836              23,533              31,070
       9               37,628          19,890              27,076              36,977
      10               42,922          21,897              30,764              43,490
      11               48,481          23,976              34,773              50,924
      12               54,317          26,018              38,968              59,167
      13               60,446          28,021              43,358              68,307
      14               66,880          29,985              47,952              78,444
      15               73,637          31,913              52,763              89,692
      20              112,838          40,986              80,462             167,472
      25              162,869          48,501             114,968             298,542
      30              226,723          52,457             156,757             516,761

--------------------------------------------------------------------------------------------
                                                  Surrender Value (2)
                                             Assuming Hypothetical Gross
                                              Annual Investment Return of
                                    --------------------------------------------------------

    End of          Accumulated         0%                  6%                  12%
     Year          Premiums (1)     (-.93% Net)         (5.07% Net)        (11.07% Net)
       1              $ 3,413          $  101               $ 259               $ 418
       2                6,996           2,486               2,949               3,432
       3               10,758           4,800               5,723               6,724
       4               14,708           7,042               8,584              10,321
       5               18,856           9,211              11,532              14,254
       6               23,212          11,516              14,786              18,777
       7               27,785          13,876              18,270              23,853
       8               32,586          16,289              21,987              29,524
       9               37,628          18,756              25,942              35,843
      10               42,922          21,279              30,145              42,872
      11               48,481          23,976              34,773              50,924
      12               54,317          26,018              38,968              59,167
      13               60,446          28,021              43,358              68,307
      14               66,880          29,985              47,952              78,444
      15               73,637          31,913              52,763              89,692
      20              112,838          40,986              80,462             167,472
      25              162,869          48,501             114,968             298,542
      30              226,723          52,457             156,757             516,761

(1) Assumes net interest of 5% compounded annually.

(2) Assumes no policy loan has been made.

The death benefit, accumulated value and surrender value will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment results are illustrative only and should not be deemed to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, accumulated value and surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, accumulated value and surrender value for a policy would also be different from those shown, depending on the investment allocations made to the investment divisions of the separate account and the different rates or return of the Fund portfolios, if the actual rates of investment return applicable to the policy averaged 0%, 6% or 12%, but varied above or below that average for individual divisions. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Illustration 6                 PRINCIPAL LIFE INSURANCE COMPANY                 Initial Face Amount $250,000
                                    VUL ACCUMULATOR                             Death Benefit Option 3
PLANNED PREMIUM $3,250         MALE AGE 35 PREFERRED NON-SMOKER
                                ASSUMING GUARANTEED CHARGES
                                    (All States)
----------------------------------------------------------------------------
                                                         Death Benefit (2)
                                                 Assuming Hypothetical Gross
                                                  Annual Investment Return of
                                    ------------------------------------------------------------

    End of          Accumulated             0%                  6%                  12%
     Year          Premiums (1)         (-.93% Net)         (5.07% Net)        (11.07% Net)
       1              $ 3,413            $253,250           $ 253,250           $ 253,250
       2                6,996             256,500             256,500             256,500
       3               10,758             259,750             259,750             259,750
       4               14,708             263,000             263,000             263,000
       5               18,856             266,250             266,250             266,250
       6               23,212             269,500             269,500             269,500
       7               27,785             272,750             272,750             272,750
       8               32,586             276,000             276,000             276,000
       9               37,628             279,250             279,250             279,250
      10               42,922             282,500             282,500             282,500
      11               48,481             285,750             285,750             285,750
      12               54,317             289,000             289,000             289,000
      13               60,446             292,250             292,250             292,250
      14               66,880             295,500             295,500             295,500
      15               73,637             298,750             298,750             298,750
      20              112,838             315,000             315,000             315,000
      25              162,869             331,250             331,250             335,950
      30              226,723             347,500             347,500             524,123

-----------------------------------------------------------------------------------------------
                                                    Accumulated Value (2)
                                               Assuming Hypothetical Gross
                                                Annual Investment Return of
                                    ---------------------------------------------------------

    End of          Accumulated          0%                  6%                  12%
     Year          Premiums (1)      (-.93% Net)         (5.07% Net)        (11.07% Net)
       1              $ 3,413          $ 2,266             $ 2,424             $ 2,583
       2                6,996            4,472               4,929               5,406
       3               10,758            6,610               7,511               8,489
       4               14,708            8,679              10,170              11,854
       5               18,856           10,676              12,907              15,529
       6               23,212           12,595              15,717              19,539
       7               27,785           14,434              18,602              23,918
       8               32,586           16,191              21,562              28,701
       9               37,628           17,861              24,595              33,927
      10               42,922           19,440              27,699              39,639
      11               48,481           21,026              31,026              46,113
      12               54,317           22,515              34,442              53,232
      13               60,446           23,901              37,947              61,066
      14               66,880           25,175              41,537              69,691
      15               73,637           26,330              45,210              79,193
      20              112,838           29,694              64,428             143,553
      25              162,869           26,907              83,576             250,709
      30              226,723           13,112              99,070             429,609

------------------------------------------------------------------------------------------------
                                                      Surrender Value (2)
                                                 Assuming Hypothetical Gross
                                                  Annual Investment Return of
                                    ------------------------------------------------------------

    End of          Accumulated             0%                  6%                  12%
     Year          Premiums (1)         (-.93% Net)         (5.07% Net)        (11.07% Net)
       1              $ 3,413              $  101               $ 259               $ 418
       2                6,996               2,307               2,764               3,241
       3               10,758               4,445               5,346               6,324
       4               14,708               6,514               8,005               9,689
       5               18,856               8,511              10,742              13,364
       6               23,212              10,534              13,655              17,478
       7               27,785              12,579              16,747              22,062
       8               32,586              14,645              20,016              27,155
       9               37,628              16,727              23,461              32,793
      10               42,922              18,822              27,081              39,021
      11               48,481              21,026              31,026              46,113
      12               54,317              22,515              34,442              53,232
      13               60,446              23,901              37,947              61,066
      14               66,880              25,175              41,537              69,691
      15               73,637              26,330              45,210              79,193
      20              112,838              29,694              64,428             143,553
      25              162,869              26,907              83,576             250,709
      30              226,723              13,112              99,070             429,609

(1) Assumes net interest of 5% compo

(2) Assumes no policy loan has been made.

The death benefit, accumulated value and surrender value will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment results are illustrative only and should not be deemed to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, accumulated value and surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, accumulated value and surrender value for a policy would also be different from those shown, depending on the investment allocations made to the investment divisions of the separate account and the different rates or return of the Fund portfolios, if the actual rates of investment return applicable to the policy averaged 0%, 6% or 12%, but varied above or below that average for individual divisions. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                          PART II. OTHER INFORMATION


                           UNDERTAKING TO FILE REPORTS
Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter adopted under the authority conferred in that section.

                        UNDERTAKING PURSUANT TO RULE 484
Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter had been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  REPRESENTATION PURSUANT TO SECTION 26 OF THE INVESTMENT COMPANY ACT OF 1940

Principal Mutual Life Insurance Company represents the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                    REPRESENTATIONS PURSUANT TO RULE 6e-3(T) This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.
Registrant elects to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Investment Company Act of 1940, with respect to the Policies described in the prospectus. Registrant makes the following representations:

          (1)   Section 6e-3(T)(b)(13)(iii)(F) has been relied upon.

          (2) The level of the mortality and expense risks charge is within the range of industry practice for comparable contracts.

          (3) The Registrant has concluded that there is a reasonable likelihood that the distribution financing arrangement for the Variable Life Separate Account will benefit the separate account and policyowners, and it will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.

          (4) The Variable Life Separate Account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the Company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

The methodology used to support the representation made in paragraph (2) above is based upon an analysis of the mortality and expense risks charges contained in other variable life insurance policies, including scheduled and flexible premium products. Registrant undertakes to keep and make available to the Commission on request the documents used to support the representation in paragraph (2) above.

                       CONTENTS OF REGISTRATION STATEMENT


This registration statement comprises the following papers and documents:

     The facing sheet;

                     The prospectus, consisting of 54 pages;

     The undertaking to file reports;

     The undertaking pursuant to Rule 484;

     Representations pursuant to Rule 6e-3(T);

     The signatures;

     Written consents of the following persons:

          Ernst & Young LLP

     The following exhibits

1. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions

1.A1 Resolution of Executive Committee of Board of Directors of Principal Mutual Life Insurance Company establishing the Variable Life Separate Account

1.A3A.a Distribution Agreement between Princor Financial Services Corporation and Principal Mutual Life Insurance Company **

1.A3B.a             Form of Selling Agreement**

1.A3B.b             Registered Representative Agreement

1.A3C               Schedule of sales commissions**

1.A5.a              Form of Policy

1.A5.a.i            Accelerated Benefit Rider

1.A5.a.ii           Accidental Death Benefit Rider

1.A5.a.iii          Accounting Benefit Rider

1.A5.a.iv           Aviation Exclusion Rider

1.A5.a.v            Change of Insured

1.A5.a.vi           Children Term Insurance Rider

1.A5.a.vii          Cost of Living Increase Rider

1.A5.a.viii         Death Benefit Guarantee Rider

1.A5.a.ix           Extended Coverage Rider

1.A5.a.x            Hazardous Sports Rider

1.A5.a.xi           Salary Increase Rider

1.A5.a.xii          Spouse Term Insurance Rider

1.A5.a.xiii         Supplemental Benefit Rider

1.A5.a.xiv          Waiver of Monthly Policy Charge Rider

1.A5.a.xv           Waiver of Specified Premium Rider

1.A6.a              Articles of Incorporation, as Amended of Principal
                    Life Insurance Company

1.A6.b              By-laws of Principal Life Insurance Company

1.A10.a             Form of Application

1.A10.b             Form of Conversion Application

1.A10.c             Form of Supplemental Application**

2. Opinion and consent of Karen E. Shaff, Senior Vice President and General Counsel

3. No financial statements will be omitted from the prospectus pursuant to Instruction 1(b) or (c) or Part I

4.                  Not applicable

5.                  Not applicable

6.                  Consent of Ernst & Young LLP**

7. Description of Issuance, Transfer and Redemption Procedures Pursuant to Rule 6e-3(T)(b)(12)(iii)**

8.                  Powers of Attorney of Directors of Principal Life
                    Insurance Company

9.                  Opinion and Consent of Lisa Butterbaugh
---------------------------------
** To be filed by Amendment.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Des Moines, and the state of Iowa, on the 24th day of July, 2001.


                          PRINCIPAL LIFE INSURANCE COMPANY
                          VARIABLE LIFE SEPARATE ACCOUNT

                                      (Registrant)


                         By:  PRINCIPAL LIFE INSURANCE COMPANY

                                 (Depositor)

                                   /s/ David J. Drury
                         By ______________________________________________
                              David J. Drury
                              Chairman and Chief Executive Officer

Attest:

/s/ Joyce N. Hoffman
-----------------------------------
Joyce N. Hoffman
Senior Vice President and
  Corporate Secretary


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature                          Title                           Date


/s/ D. J. Drury                Chairman and                    07/24/2001
--------------------           Chief Executive Officer
D. J. Drury



/s/ D. C. Cunningham           Vice President and              07/24/2001
--------------------           Controller (Principal
D. C. Cunningham               Accounting Officer)



/s/ M. H. Gersie               Senior Vice President           07/24/2001
--------------------           (Principal Financial
M. H. Gersie                   Officer)


  (B. J. Bernard)*             Director                        07/24/2001
--------------------
B. J. Bernard


  (J. Carter-Miller)*          Director                        07/24/2001
--------------------
J. Carter-Miller


  (C. D. Gelatt, Jr.)*         Director                        07/24/2001
--------------------
C. D. Gelatt, Jr.


  (J. B. Griswell)*            Director                        07/24/2001
--------------------
J. B. Griswell


  (S. L. Helton)*              Director                        07/24/2001
--------------------
S. L. Helton


  (C. S. Johnson)*             Director                        07/24/2001
--------------------
C. S. Johnson


  (W. T. Kerr)*                Director                        07/24/2001
--------------------
W. T. Kerr


  (L. Liu)*                    Director                        07/24/2001
--------------------
L. Liu


  (V. H. Loewenstein)*         Director                        07/24/2001
--------------------
V. H. Loewenstein


  (R. D. Pearson)*             Director                        07/24/2001
--------------------
R. D. Pearson


  (F. F. Pena)*                Director                        07/24/2001
--------------------
F. F. Pena


  (D. M. Stewart)*             Director                        07/24/2001
--------------------
D. M. Stewart


  (E. E. Tallett)*             Director                        07/24/2001
--------------------
E. E. Tallett



                           *By    /s/ David J. Drury
                                  ------------------------------------
                                  David J. Drury
                                  Chairman and Chief Executive Officer



                                  Pursuant to Powers of Attorney
                                  Previously Filed or Included Herein